8/15


03029342

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SA Fabrica De Produtos Alimenticios

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
AUG 27 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4870 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE: 8/18/03

82-4870

GRUPO

VIGOR®

GROUP

S.A. Fabrica de Produtos alimenticios

AR/S

03 AUG 15 AM 7:21 12/31/02



DEMONSTRAÇÕES CONTÁBEIS, RELATÓRIO DA ADMINISTRAÇÃO E O PARECER DOS AUDITORES INDEPENDENTES - 2002 E 2001

FINANCIAL STATEMENTS, MANAGEMENT REPORT AND REPORT OF INDEPENDENT AUDITOR - 2002 AND 2001

VIGOR®

Relatório da Administração/ Management Report

Senhores Acionistas,

Submetemos a apreciação e deliberação de V.S.as, as Demonstrações Contábeis individuais e consolidadas, preparadas de acordo com as disposições da Legislação Societária, Normas e Instruções da CVM - Comissão de Valores Mobiliários, relativos ao exercício findo em 31 de dezembro de 2002.

CENÁRIO MACROECONÔMICO

O ano de 2002 foi marcado por uma série de problemas e incertezas no ambiente internacional, onde podemos destacar a desaceleração da economia americana, o temor com relação a um novo conflito entre EUA e Iraque, os escândalos das fraudes corporativas e principalmente, as perdas sofridas na Argentina e em outros países emergentes, mais especificamente a Venezuela nos últimos tempos. No ambiente nacional, o fato de maior relevância foram as eleições ocorridas em outubro.

O processo de ajuste das contas externas e a transição política serena não foram suficientes para compensar os reveses derivados desse ambiente turbulento que se manteve durante todo o ano de 2002, e como conseqüência tivemos o grande aperto de crédito externo ao país. Aperto este que teve grandes conseqüências sobre a taxa de câmbio e, por fim, sobre as taxas de inflação e de juros no país.

O processo de ajuste das contas externas foi bastante significativo, apresentando uma diminuição no déficit em transações correntes de US$15,5 bilhões em comparação a 2001. O fator primordial para esta melhora foi a balança comercial, que registrou um superávit de US$13,1 bilhões.

No front fiscal, o desempenho também foi favorável com o país cumprindo pelo quarto ano consecutivo as metas acordadas com o FMI. Entretanto, com a provável vitória de um candidato de oposição, os investidores não tinham confiança de que a política de geração de superávits das contas públicas seria mantida. Diante deste temor, os investidores internacionais retrairam-se ainda mais com relação ao país e o crédito externo minguou definitivamente. Ou seja, a incerteza política também acabou servindo como fator restritivo ao crédito internacional, ajudando também a pressionar a taxa de câmbio.

No segundo semestre, a pressão cambial transformou-se em pressão inflacionária. Se no primeiro semestre de 2002, o IPCA se comportou muito bem, apresentando variação de 2,9%, no segundo o índice de preços utilizado como referência deu um salto e variou 9,3%. Assim, pelo segundo ano consecutivo o país não atingiu as metas estabelecidas para a inflação. Diante desta pressão inflacionária, o Banco Central se viu obrigado a elevar a taxa de juros, chegando a atingir 25,0% a.a. em Dezembro.

Apesar dos fundamentos econômicos do país não terem apresentado grandes alterações, a taxa de câmbio e o risco país se deterioraram significativamente. Entretanto, seus efeitos foram administrados e combatidos prontamente, não permitindo que as piores expectativas sobre o Brasil acabassem se concretizando.

DESEMPENHO DA COMPANHIA

No ano de 2002 o Grupo Vigor seguiu com seus esforços no que se refere ao programa de racionalização das áreas administrativas, vendas e logística e assim como no ano 2001, investiu na modernização de suas unidades fabris, na melhoria do seu portfolio e no lançamento e divulgação de novos produtos. Os investimentos foram da ordem de R$ 12,6 milhões (R$ 19,3 milhões em 2001).

O Marketing do Grupo Vigor no ano de 2002 foi marcado pelo retorno ao Marketing Televisivo através da campanha "Vigor na TV". A Campanha foi voltada para três produtos: Maionese Vigor, Margarina Vigor Mix e Petit Chocolate. Além disso, devido as exigências do mercado competitivo e para manter as marcas fortalecidas, o Grupo investiu na inovação das embalagens do seu

To the Shareholders:

We are pleased to submit for your appreciation and consideration the Financial Statements of the Parent Company and consolidated Financial Statements of Company for the fiscal period ended on December 31, 2002 prepared in accord with the requirements of the Brazilian Corporate Legislation and the Instructions and Standards of the CVM (Brazilian Securities Commission).

MACROECONOMIC SUMMARY

The year 2002 was marked by a series of problems and uncertainties on the international scene, of which we should highlight the economic deceleration of the American economy, the tremors of a new conflict between the United States and Iraq, the corporate fraud scandals and mainly, the losses suffered in Argentina and other emerging countries, especially Venezuela over the last years. On the domestic scene, the most relevant factor was the election held in October.

The adjustment process for the foreign accounts and a smooth political transition were not sufficient to compensate for the reverses that came about from the turbulent environment that occurred during the whole of 2002, and as a consequence, there was a great deal of tightening of external credit for Brazil. This tightening had huge consequences on the foreign exchange rate, and in the end, on the rates of inflation and interest throughout the Country.

The adjustment process for the foreign accounts was very significant, with a reduction of US$15.5 billion on current account balance deficit from that in 2001. The main factor for this improvement was the trade balance, which recorded a US$ 13.1 billion surplus in 2002.

On the fiscal front, performance was also favorable, as for the fourth consecutive year, the Country fulfilled the goals set down by the IMF. However, with the probable victory of the opposition candidate, investors did not have very much confidence that the Country would be able to continue to generate surpluses on public accounts. Faced with all these tremors, international investors further withdrew from the Brazilian markets, even further reducing external credit. That is, the political uncertainty also served as a restrictive factor to international credit, helping to provide pressure on the foreign exchange rate.

In the second-half of the year, the foreign exchange pressure was transformed into inflationary pressure. If in the first half of 2002, the IPCA (consumer price index), used as a reference, behaved very well showing an increase of 2.9%; in the second-half of the year, the price index jumped and increased by 9.3%. Thus for the second consecutive year, the Country did not meet the goals set for inflation. Faced with this inflationary pressure, the Central Bank saw itself obliged to increase the rate of interest such that it reached 25.0% per annum in December.

In spite of the Country's economic fundamentals not changing very much, the foreign exchange rate and country risk deteriorated significantly. However, their effects were administered and quickly overcome, avoiding that the worst expectations for Brazil were fulfilled.

COMPANY'S PERFORMANCE

In 2002, Vigor Group continued its efforts to carry out its rationalization program for the administrative, sales and logistics areas, and thus as in 2001, the group invested in modernization of its factories, in improvements of its portfolio of products and in advertising its new products. Investments during the year were in the order of R$ 12.6 million (R$ 19.3 million in 2001).

In 2002, the highlight of Vigor Group Marketing was the return to television through the "Vigor on TV" campaign. The campaign was aimed at three products: Vigor Mayonnaise, Vigor Margarine Mix and Petit Chocolate. As well as this and owing to market competition and to keep the Group product marks strong, the group portfolio e no lançamento de produtos. Os principais lançamentos foram: A nova linha de Caldos e Temperos, a linha de maionese com as marcas Vigor, Amélia e Mesa, Leite fermentado sabor Maçã, Iogurte sabor Salada de Frutas, Petit chocolate e vitamina, Queijo Faixa Azul Light e Faixa Azul Cilindro, Margarina Vigor 50% menos colesterol e a sobremesa pronta sabor Morango com Cereja.

No mercado de Leite, os produtores foram bem remunerados pela sua produção em 2002. A forte concorrência entre as grandes empresas e o preço do leite longa vida para o mercado foram os principais fatores. O atraso nas chuvas (em média 30 dias) e após, pela intensidade que ocorreram, reduziram a oferta do leite, tendo como reflexo uma elevação dos preços ao produtor em plena safra.

No mercado de óleos, gorduras vegetais e margarinas, onde atua a controlada Leco, os custos médios de aquisição do óleo de soja subiram durante o ano, devido principalmente à variação cambial. A Leco vem investindo na modernização dos seus processos produtivos e no lançamento de produtos inovadores: (Margarina Leco ao leite, Margarina Vigor 50% menos colesterol e a nova linha de Maionese), visando maximizar seus resultados operacionais. O Grupo consolidou em 2002 sua posição de líder no mercado de blends de gordura vegetal e animal (ex. manteiga com gordura vegetal e creme de leite com gordura vegetal) e entrou definitivamente no mercado de maioneses com uma boa receptividade por parte do mercado dos seus lançamentos.

A receita líquida consolidada do Grupo alcançou R$ 487,9 milhões em 2002, um aumento de 10,9% em relação a 2001. Na divisão de laticínios, a receita líquida sofreu uma queda de 1,75% em relação a 2001(R$ 297,5 milhões em 2001 para R$ 292,3 milhões em 2002). A redução nas vendas do Leite Pasteurizado e do Leite do Governo foram os principais fatores para essa redução. A estratégia do Grupo é aumentar sua participação nos segmentos mais nobres, com o aumento nas vendas de Manteigas, Margarinas, Iogurtes, Queijos e o crescimento nas vendas na controlada Leco.

Na divisão de gordurosos, a receita líquida alcançou R$ 193,0 milhões em 2002. A receita líquida de margarinas cresceu 19% (R$ 103,9 milhões em 2001 para R$ 124,0 milhões em 2002) e o lançamento da Maionese nas Marcas Vigor, Mesa e Amélia com vendas da ordem de R$ 17,4 Milhões, contribuíram em grande parte pelo aumento de participação da divisão de gordurosos no total das receitas líquidas (32,3% em 2001 para 39% em 2002).

O desempenho operacional consolidado medido pela geração operacional de caixa (EBITDA) alcançou R$ 39,6 milhões em 2002, um aumento de 47% em relação a 2001(R$ 26,9 Milhões). Esta recuperação deveu-se em grande parte à queda de 6,5% das despesas gerais e administrativas e a melhora do lucro bruto impactado pela racionalização da linha de produção.

A despesa financeira líquida em 2002 somou R$ 79,8 milhões, um aumento de 40,2% em relação a 2001. A variação cambial no ano, no montante de R$ 54.981, teve impacto direto para esse resultado.

No mercado acionário as ações preferenciais da Vigor fecharam o ano cotadas a R$ 150,00 por lote de mil ações.

Na área de Recursos Humanos, a Companhia encerrou o ano com um efetivo de 1.953 funcionários (1.987 em 2001). A produtividade média por funcionário (Receita de Vendas Brutas / No funcionários) cresceu 14,3% no ano (R$ 260,0 mil em 2001 para R$ 297,4 mil em 2002).

Finalizando, a Diretoria agradece o empenho de seus funcionários e confiança de seus clientes e fornecedores.

São Paulo, Fevereiro de 2003.

A ADMINISTRAÇÃO

invested in new packaging for its products and the introduction of new products. The major new products were: a new line of Sauces and Spices, a mayonnaise line under the Vigor, Amelia and Mesa marks, apple flavored fermented milk, Fruit Salad flavored Yogurt, Petit Chocolate and vitamin drink, Light Faixa Azul Cheese and Faixa Azul in Cylinders, Vigor Margarine with 50% less cholesterol and Strawberry with Cherry flavored ready to eat desserts.

In the milk market, the milk producers were well remunerated for their production in 2002. The strong competition between the large companies and the price of long-life milk were the major factors. The late rains (on average 30 days) and afterwards the intensity with which they came reduced the milk supply with a subsequent result of increased prices to the producer in the middle of the peak collection period.

In the vegetable oil, fat and margarine market, where the subsidiary, Leco, operates, the average cost of soybean oil rose during the year mainly due to the foreign exchange variation. Leco has been investing in the modernization of its productive processes and in the introduction of new ground-breaking products (Leco milk margarine, Vigor Margarine with 50% less cholesterol and a new Mayonnaise line), aiming at maximizing operating income. In 2002, the Group consolidated its position as leader in the vegetable and animal fats blends (e.g. butter with vegetable fat and milk cream with vegetable fat) and received a good response to its permanent entry into the mayonnaise market with the introduction of its new products.

The Group's consolidated net revenue reached R$ 487.9 million in 2002 an increase of 10.9 % over that of 2001. In the milk product segment, revenue suffered a reduction of 1.75% in relation to that of 2001 (R$ 297.5 million against R$ 292.3 million in 2002). The reduction in the sale of Pasteurized Milk and sales to the Government were the major factors contributing to this overall reduction. Group strategy is to increase its share of the more noble markets with the increase in the sales of Butters, Margarines, Yogurts, Cheeses and increased sales from its subsidiary Leco.

In the fat division, net revenue reached R$ 193.0 million in 2002. Margarine net revenue grew 19% (R$ 103.9 million in 2001 to R$ 124.0 million in 2002) and the introduction of mayonnaise under the Vigor, Mesa and Amélia marks sold in the order of R$ 17.4 million contributing to a large part of the increase in the share of the fats division in the Group's total net revenues (32.3% in 2001 to 39% in 2002).

Consolidated operating performance as measured by cash flow generation (EBITDA) reached R$ 39.6 million in 2002, an increase of 47% in relation to that in 2001 (R$ 26.9 million). This recuperation was due in a large part to the fall of 6.5% in general and administrative expenses and the improvement in gross profit from the rationalization of the production line.

In 2002, net financial expenses totaled R$ 79.8 million, an increase of 40.2% in relation to that in 2001. The foreign exchange expense increase in the amount of R$ 54.981 million had a direct impact on this result. .

In the stock market, the Vigor preferred shares closed the year quoted at R$ 150.00 per lot of one thousand shares.

In the area of Human Resources, the Company closed the year with 1,953 employees on the payroll (1,987 in 2001). Average productivity per employee (Gross Sales Revenue / Number of Employees) grew 14.3% during the year (R$ 260.0 thousand in 2001 to R$ 297.4 thousand in 2002).

Finally, the Management would like to thank the Group's employees for their performance and the customers and suppliers for their confidence.

São Paulo, February 2003.

MANAGEMENT

VIGOR®

Balanços Patrimoniais/ Balance Sheets

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2002 E 2001
(Em milhares de reais)

	Controladora		Consolidado	
ATIVO	**2002**	**2001**	**2002**	**2001**
CIRCULANTE	**86.549**	**82.579**	**141.240**	**113.932**
Disponibilidades	2.857	8.600	8.050	11.083
Aplicações financeiras	3.390	693	3.513	2.923
Contas a receber de clientes	30.801	26.211	56.537	42.005
Empresas relacionadas	2.203	8.223	-	-
Estoques	35.127	28.588	57.285	44.778
Impostos a recuperar	7.916	6.539	10.177	8.975
Outras contas a receber	3.094	1.482	4.597	3.478
Dividendos a receber	518	1.799	-	-
Despesas antecipadas	643	444	1.081	690
REALIZÁVEL A LONGO PRAZO	**156.968**	**83.750**	**109.603**	**54.176**
Empresas relacionadas	106.245	59.491	4.573	14.471
Depósitos judiciais	8.472	6.036	17.039	12.768
Imposto de renda e contribuição social diferidos	41.831	17.803	53.030	24.744
Outros créditos	420	420	34.961	2.193
PERMANENTE	**276.938**	**276.310**	**301.049**	**308.742**
Investimentos	100.634	98.010	17.177	17.177
Imobilizado	175.582	178.169	281.655	291.201
Diferido	722	131	2.217	364
TOTAL DO ATIVO	**520.455**	**442.639**	**551.892**	**476.850**

As notas explicativas são parte integrante das demonstrações financeiras.

BALANCE SHEET AS OF DECEMBER 31, 2002 AND 2001
(in thousands of Reais)

	Parent		*Consolidated*	
ASSETS	*2002*	*2001*	*2002*	*2001*
CURRENT	*86,549*	*82,579*	*141,240*	*113,932*
Cash and equivalents	*2,857*	*8,600*	*8,050*	*11,083*
Short-term investments	*3,390*	*693*	*3,513*	*2,923*
Customer accounts receivable	*30,801*	*26,211*	*56,537*	*42,005*
Associated companies	*2,203*	*8,223*	-	-
Inventories	*35,127*	*28,588*	*57,285*	*44,778*
Taxes recoverable	*7,916*	*6,539*	*10,177*	*8,975*
Other accounts receivable	*3,094*	*1,482*	*4,597*	*3,478*
Dividends receivable	*518*	*1,799*	-	-
Prepaid expenses	*643*	*444*	*1,081*	*690*
NON-CURRENT ASSETS	*156,968*	*83,750*	*109,603*	*54,176*
Associated companies	*106,245*	*59,491*	*4,573*	*14,471*
Judicial deposits	*8,472*	*6,036*	*17,039*	*12,768*
Deferred income tax and social contrib.	*41,831*	*17,803*	*53,030*	*24,744*
Sundry credits	*420*	*420*	*34,961*	*2,193*
PERMANENT ASSETS	*276,938*	*276,310*	*301,049*	*308,742*
Investments	*100,634*	*98,010*	*17,177*	*17,177*
Property, plant and equipment	*175,582*	*178,169*	*281,655*	*291,201*
Deferred assets	*722*	*131*	*2,217*	*364*
TOTAL ASSETS	*520,455*	*442,639*	*551,892*	*476,850*

The accompanying notes are an integral part of these financial statements

VIGOR®

BALANÇOS PATRIMONIAIS EM 31 DE DEZEMBRO DE 2002 E 2001
(Em milhares de reais)

	Controladora		Consolidado	
PASSIVO	2002	2001	2002	2001
CIRCULANTE	**89.809**	**87.167**	**137.506**	**96.203**
Fornecedores	24.967	30.294	68.190	42.880
Empréstimos e financiamentos	40.292	40.705	54.004	39.467
Impostos e contribuições a recolher	1.871	1.591	2.830	2.800
Salários e encargos sociais	3.811	3.792	5.780	6.041
Empresas relacionadas	15.646	8.532	977	-
Contas a pagar e outras provisões	3.222	2.252	5.585	4.231
Dividendos a pagar	-	1	140	489
Imposto de renda e contribuição social	-	-	-	295
EXIGÍVEL A LONGO PRAZO	**283.873**	**177.074**	**244.743**	**177.024**
Fornecedores	4.608	1.071	4.608	1.912
Empréstimos e financiamentos	198.802	125.430	95.523	76.815
Empresas relacionadas	18.248	-	25.788	-
Provisão para contingências	44.679	34.618	89.812	70.778
Impostos e contribuições a recolher	2.595	-	3.328	-
Imposto de renda e contribuição social diferidos	14.941	15.955	25.684	27.519
PARTICIPAÇÕES MINORITÁRIAS	**-**	**-**	**22.870**	**25.225**
PATRIMÔNIO LÍQUIDO	**146.773**	**178.398**	**146.773**	**178.398**
Capital social	81.000	81.000	81.000	81.000
Reserva de capital	20	20	20	20
Reservas de reavaliação	81.026	83.344	81.026	83.344
Reservas de lucros	-	14.034	-	14.034
Prejuízos acumulados	(15.273)	-	(15.273)	-
TOTAL DO PASSIVO	**520.455**	**442.639**	**551.892**	**476.850**

As notas explicativas são parte integrante das demonstrações financeiras.

BALANCE SHEET AS OF DECEMBER 31, 2002 AND 2001
(in thousands of Reais)

	Parent		*Consolidated*	
LIABILITIES	*2002*	*2001*	*2002*	*2001*
CURRENT LIABILITIES	***89,809***	***87,167***	***137,506***	***96,203***
Suppliers	*24,967*	*30,294*	*68,190*	*42,880*
Loans and financing	*40,292*	*40,705*	*54,004*	*39,467*
Taxes and contributions payable	*1,871*	*1,591*	*2,830*	*2,800*
Salaries and social charges	*3,811*	*3,792*	*5,780*	*6,041*
Associated companies	*15.646*	*8.532*	*977*	-
Accounts payable and other provisions	*3.222*	*2,252*	*5,585*	*4,231*
Dividends payable	-	*1*	*140*	*489*
Income tax and social contribution	-	-	-	*295*
NON-CURRENT LIABILITIES	***283,873***	***177,074***	***244,743***	***177,024***
Suppliers	*4,608*	*1.071*	*4,608*	*1,912*
Loans and financing	*198,802*	*125,430*	*95,523*	*76,815*
Associated companies	*18,248*	-	*25,788*	-
Contingency provision	*44.679*	*34.618*	*89,812*	*70,778*
Taxes and contributions payable	*2,595*	-	*3,328*	-
Deferred income tax and social contrib.	*14,941*	*15,955*	*25,684*	*27,519*
MINORITY INTEREST	-	-	***22,870***	***25,225***
SHAREHOLDER EQUITY	***146,773***	***178,398***	***146,773***	***178,398***
Capital stock	*81,000*	*81,000*	*81,000*	*81,000*
Capital reserve	*20*	*20*	*20*	*20*
Revaluation reserve	*81,026*	*83,344*	*81,026*	*83,344*
Income reserve	-	*14,034*	-	*14,034*
Accumulated losses	*(15,273)*	-	*(15,273)*	-
TOTAL LIABILITIES	***520,455***	***442,639***	***551,892***	***476,850***

The accompanying notes are an integral part of these financial statements

DEMONSTRAÇÃO DO RESULTADO DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001

(Em milhares de reais)

	Controladora		Consolidado	
	2002	2001	2002	2001
RECEITA OPERACIONAL BRUTA	**326.072**	**302.908**	**580.983**	**516.611**
Impostos e abatimentos sobre vendas	(53.927)	(49.507)	(93.061)	(76.832)
RECEITA OPERACIONAL LÍQUIDA	**272.145**	**253.401**	**487.922**	**439.779**
Custos dos produtos vendidos	(191.988)	(198.905)	(355.964)	(336.624)
LUCRO BRUTO	**80.157**	**54.496**	**131.958**	**103.155**
(DESP.) RECURSOS OPERACIONAIS	**(136.105)**	**(96.753)**	**(190.819)**	**(152.990)**
Vendas	(56.984)	(37.471)	(94.771)	(71.925)
Administrativas e gerais	(10.379)	(11.690)	(18.446)	(20.293)
Honorários da administração	(2.305)	(2.161)	(3.411)	(3.094)
Despesas financeiras	(30.090)	(14.385)	(41.103)	(18.929)
Variações câmbiais	(54.777)	(37.588)	(54.981)	(40.584)
Receitas financeiras	9.293	28	16.293	2.565
Resultado da equivalência patrimonial	4.466	6.801	-	-
Outras rec. (despesas) operacionais	4.671	(287)	5.600	(730)
RESULTADO OPERACIONAL	**(55.948)**	**(42.257)**	**(58.861)**	**(49.835)**
Resultado não operacional	(719)	3.096	(944)	2.688
RES. ANTES I.RENDA E C.SOCIAL	**(56.667)**	**(39.161)**	**(59.805)**	**(47.147)**
Imp.renda e contrib. social - Correntes	-	-	(4.164)	(2.977)
Imp. renda e contrib. social - Diferidos	25.042	6.629	30.121	7.721
Rev. de Provisão - P. Verão e Lei 8.200	-	20.289	-	32.269
RES. ANTES DAS PARTICIPAÇÕES	**(31.625)**	**(12.243)**	**(33.848)**	**(10.134)**
Participações minoritárias	-	-	2.223	(2.109)
PREJUÍZO DO EXERCÍCIO	**(31.625)**	**(12.243)**	**(31.625)**	**(12.243)**
Prejuízo por lote de mil ações - R$ 1,00	**(191,15)**	**(74,00)**	**(191,15)**	**(74,00)**
Quantidade de ações ao final do exercício (em milhares de ações)	**165.447**	**165.447**	**165.447**	**165.447**

As notas explicativas são parte integrante das demonstrações financeiras.

INCOME STATEMENT FOR PERIODS ENDED DECEMBER 31, 2002 AND 2001

(In Thousands Of Reais)

	Parent		*Consolidated*	
	2002	*2001*	*2002*	*2001*
GROSS OPERATING REVENUE	*326,072*	*302,908*	*580,983*	*516,611*
Sales taxes and discounts	*(53,927)*	*(49,507)*	*(93,061)*	*(76,832)*
NET OPERATING REVENUE	*272,145*	*253,401*	*487,922*	*439,779*
Costs of goods sold	*(191,988)*	*(198,905)*	*(355,964)*	*(366,624)*
GROSS INCOME	*80,157*	*54,496*	*131,958*	*103,155*
OPERATING INCOME (EXPENSES)	*(136,105)*	*(96,753)*	*(190,819)*	*(152,990)*
Sales	*(56,984)*	*(37,471)*	*(94,771)*	*(71,925)*
Administrative and general	*(10,379)*	*(11,690)*	*(18,446)*	*(20,293)*
Management fees	*(2,305)*	*(2,161)*	*(3,411)*	*(3,094)*
Financial expenses	*(30,090)*	*(14,385)*	*(41,103)*	*(18,929)*
Foreign exchange variation	*(54,777)*	*(37,588)*	*(54,981)*	*(40,584)*
Financial income	*9,293*	*28*	*16,293*	*2,565*
Minority interest	*4,466*	*6,801*	*-*	*-*
Other operating income (expenses)	*4,671*	*(287)*	*5,600*	*(730)*
OPERATING INCOME	*(55,948)*	*(42,257)*	*(58,861)*	*(49,835)*
Non-operating income	*(719)*	*3,096*	*(944)*	*2,688*
INCOME B/ TAXES AND CONTRIB.	*(56,667)*	*(39,161)*	*(59,805)*	*(47,147)*
Current income tax and social contrib.	*-*	*-*	*(4,164)*	*(2,977)*
Deferred income tax and soc. contrib.	*25,042*	*6,629*	*30,121*	*7,721*
Provision reversal - P. Verão Lei 8200	*-*	*20,289*	*-*	*32,269*
INCOME B/ PARTICIPATION	*(31,625)*	*(12,243)*	*(33,848)*	*(10,134)*
Minority participation	*-*	*-*	*2,223*	*(2,109)*
LOSS FOR PERIOD	*(31,625)*	*(12,243)*	*(31,625)*	*(12,243)*
Loss per lot of one thousand shares	*(191.15)*	*(74.00)*	*(191.15)*	*(74.00)*
No. of shares outstanding (000's)	*165,447*	*165,447*	*165,447*	*165,447*

The accompanying notes are an integral part of these financial statements

VIGOR®

DEMONSTRAÇÃO DAS ORIGENS
E APLICAÇÕES DE RECURSOS
NOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001
(Em milhares de reais)

	Controladora		Consolidado	
	2002	2001	2002	2001
A) ORIGENS DOS RECURSOS	**69.308**	**41.749**	**103.594**	**67.472**
DAS OPERAÇÕES	**15.172**	**20.092**	**32.544**	**43.562**
Prejuízo do exercício	(31.625)	(12.243)	(31.625)	(12.243)
- Depreciação e amortização	9.917	10.921	18.687	19.787
- Custo residual de ativos permanentes baixados	3.355	642	4.928	1.164
- Resultados não operacionais- Ajuste no investimento	460	31	460	292
- Resultado da equivalência patrimonial	(4.466)	(6.801)	-	-
- Variações monetárias de longo prazo	37.531	27.542	42.317	32.453
- Participações minoritárias	-	-	(2.223)	2.109
DOS ACIONISTAS	**17.951**	**-**	**19.551**	**-**
Adto p/futuro aumento de capital- CM ind.com.Ltda	17.951	-	17.951	-
Adto p/futuro aumento de capital-Arla Foods na Dan-Vigor	-	-	1.600	-
DE TERCEIROS	**36.185**	**21.657**	**51.499**	**23.910**
Aumento do exigível a longo prazo	23.486	16.881	35.390	23.910
Redução do realizável e longo prazo	12.181	-	16.109	-
Distribuição de lucros - Dan Vigor	-	2.977	-	-
Dividendos de controladas e coligadas	518	1.799	-	-
B) APLICAÇÕES DOS RECURSOS	**67.980**	**101.510**	**117.589**	**138.374**
Imobilizado	10.193	7.880	12.615	19.325
Investimentos	-	2.916	-	2.916
Diferido	1.083	-	3.307	-
Realizável a longo prazo	52.835	66.015	72.273	15.716
Dividendos propostos	-	-	140	3.465
Redução do exigível a longo prazo	3.869	24.699	29.254	96.952
C) VAR. DO CAPITAL CIRC. LÍQUIDO	**1.328**	**(59.761)**	**(13.995)**	**(70.902)**
D) DEMONSTRAÇÃO DA VARIAÇÃO DO CAPITAL CIRCULANTE LÍQUIDO	**1.328**	**(59.761)**	**(13.995)**	**(70.902)**
Ativo circulante	3.970	(35.396)	27.308	(63.873)
Passivo circulante	2.642	24.365	41.303	7.029

As notas explicativas são parte integrante das demonstrações financeiras.

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR PERIODS ENDED DECEMBER 31, 2002 AND 2001
(In Thousands Of Reais)

	Parent		*Consolidated*	
	2002	*2001*	*2002*	*2001*
A) SOURCE OF FUNDS	***69,308***	***41,749***	***103,594***	***67,472***
FROM OPERATIONS	***15,172***	***20,092***	***32,544***	***43,562***
Loss for period	*(31,625)*	*(12,243)*	*(31,625)*	*(12,243)*
- Depreciation and amortization	*9,917*	*10,921*	*18,687*	*19,787*
- Res. cost of permanent assets write down	*3,355*	*642*	*4,928*	*1,164*
- Non-operating inc. - adj. to investments	*460*	*31*	*460*	*292*
- Equity income	*(4,466)*	*(6,801)*	*-*	*-*
- Long-term monetary changes	*37,531*	*27,542*	*42,317*	*32,453*
- Minority interest	*-*	*-*	*(2,223)*	*2,109*
FROM SHAREHOLDERS	***17,951***	***-***	***19,551***	***-***
Adv. for fut cap. incr. - CM Ind. Com. L.	*17,951*	*-*	*19,551*	*-*
Adv. for fut. cap. Incr. - Arla Foods in DV	*-*	*-*	*1,600*	*-*
FROM THIRD PARTIES	***36,185***	***21,657***	***51,499***	***23,910***
Increase in long-term liabilities	*23,486*	*16,881*	*35,390*	*23,910*
Reduction in long-term assets	*12,181*	*-*	*16,109*	*-*
Distribution of income from DanVigor	*-*	*2,977*	*-*	*-*
Dividends from and associates	*518*	*1,799*	*-*	*-*
B) USES OF FUNDS	***67,980***	***101,510***	***117,589***	***138,374***
Property, plant and equipment	*10,193*	*7,880*	*12,615*	*19,325*
Investments	*-*	*2,916*	*-*	*2,916*
Deferred assets	*1,083*	*-*	*3,307*	*-*
Long-term assets	*52,835*	*66,015*	*72,273*	*15,716*
Dividends	*-*	*-*	*140*	*3,465*
Reduction in long-term liabilities	*3,869*	*24,699*	*29,254*	*96,952*
C) CHANGE IN NET WORKING CAPITAL	***1,328***	***(59,761)***	***(13,995)***	***(70,902)***
D) STATEMENT OF CHANGES IN NET WORKING CAPITAL	***1,328***	***(59,761)***	***(13,995)***	***(70,902)***
Current assets	*3,970*	*(35,396)*	*27,308*	*(63,873)*
Current liabilities	*2,642*	*24,365*	*41,303*	*7,029*

The accompanying notes are an integral part of these financial statements

VIGOR®

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO
NOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001 (Em milhares de reais)

		Reserva de capital	Reservas de reavaliação		Reservas de lucros			
Controladora	**Capital social**	**Incentivos fiscais**	**Ativos próprios**	**Ativos de controlada**	**Legal**	**Reserva para aumento de capital**	**Prejuízo acumulado**	**Total**
Saldos em 31 de dezembro de 2000	**81.000**	**20**	**89.248**	**50.992**	**1.861**	**29.103**	**-**	**252.224**
Ajuste de exercício anterior	-	-	-	-	-	-	(7.744)	(7.744)
Realização da reserva de reavaliação	-	-	(1.931)	(1.126)	-	-	3.057	-
Reversão da reserva de reavaliação - 1997	-	-	(87.317)	(49.866)	-	-	-	(137.183)
Constituição da reserva de reavaliação - 2001	-	-	48.262	35.082	-	-	-	83.344
Prejuízo do exercício	-	-	-	-	-	-	(12.243)	(12.243)
Absorção do prejuízo à AGO / AGE:								
Compensação com reserva de lucro	-	-	-	-	-	(16.930)	16.930	-
Saldos em 31 de dezembro de 2001	**81.000**	**20**	**48.262**	**35.082**	**1.861**	**12.173**	**-**	**178.398**
Realização da reserva de reavaliação	-	-	(1.637)	(681)	-	-	2.318	-
Prejuízo do exercício	-	-	-	-	-	-	(31.625)	(31.625)
Absorção do prejuízo à AGO / AGE:								
Compensação com reserva de lucro	-	-	-	-	(1.861)	(12.173)	14.034	-
Saldos em 31 de dezembro de 2002	81.000	20	46.625	34.401	-	-	(15.273)	146.773

As notas explicativas são parte integrante das demonstrações financeiras.

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR FISCAL PERIODS ENDED DECEMBER 31, 2002 AND 2001 (In Thousands Of Reais)

		Capital Reserves	*Revaluation Reserves*		*Income Reserves*			
Parent	*Capital stock*	*Fiscal incentives*	*All assets*	*Parent assets*	*Legal*	*Capital increase*	*Accumulated losses*	*Total*
Balance on Dec. 31, 2000	*81,000*	*20*	*89,248*	*50,992*	*1,861*	*29,103*	*-*	*252,224*
Previous period adjustments	-	-	-	-	-	-	*(7,744)*	*(7,744)*
Realization of reval. reserve	-	-	*(1,931)*	*(1,126)*	-	-	-	*3.057*
Reversal of 1997 reval. reserve	-	*(87,317)*	*(49,866)*	-	-	-	*(137,183)*	
Constitution of 2001 rev. res.	-	-	*48,262*	*35,082*	-	-	-	*83,344*
Loss for period	-	-	-	-	-	-	*(12,243)*	*(12,243)*
Loss compensation AGM/EGM:								
Compensation from income res.	-	-	-	-	-	*(16.930)*	*16,930*	-
Balance on Dec. 31, 2001	*81,000*	*20*	*48,262*	*35,082*	*1,861*	*12,173*	*-*	*178,398*
Realization of revaluation res.	-	-	*(1,637)*	*(681)*	-	-	*2,318*	-
Loss for period	-	-	-	-	-	-	*(31,625)*	*(31,625)*
Loss compensation AGM/EGM:								
Compensation from income res.	-	-	-	-	*(1,861)*	*(12,173)*	*14,024*	-
Balance on Dec. 31, 2002	*81,000*	*20*	*46,625*	*34,401*	*-*	*-*	*(15,273)*	*146,773*

The accompanying notes are an integral part of these financial statements

VIGOR®

DEMONSTRAÇÃO DOS FLUXOS DE CAIXA - MÉTODO INDIRETO NOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001
(Em milhares de reais)

	Controladora		Consolidado	
	2002	2001	2002	2001
FLUXO DE CAIXA DAS ATIVIDADES OPERACIONAIS	**23.530**	**(54.712)**	**28.433**	**24.856**
Prejuízo do exercício	(31.625)	(12.243)	(31.625)	(12.243)
Depreciação e amortização	9.917	10.921	18.687	19.787
Equivalência patrimonial	(4.466)	(6.801)	-	-
Ajuste de Investimentos	460	31	460	292
Participações minoritárias	-	-	(2.223)	2.109
Lucro na venda de imobilizado	(259)	(2.560)	(35)	(2.688)
Variações e juros sobre financiamentos	64.484	36.078	55.938	71.789
Variação em duplicatas a receber	(4.590)	2.447	(14.532)	630
Variação em estoques		(6.539)	(351)	(12.507)
	2.953			
Variação em partes relacionadas	16.512	(54.097)	36.661	(4.045)
Variação em fornecedores	(5.327)	(6.633)	25.310	(14.336)
Variação em impostos e contribuições	(26.139)	(8.940)	(31.588)	(9.026)
Variação em outras contas	11.102	(12.564)	(16.113)	(30.366)
FLUXO DE CAIXA DAS ATIVIDADES DE INVESTIMENTOS	**(7.662)**	**(7.594)**	**(10.959)**	**(18.389)**
Rec. pela venda de ativo permanente	3.614	3.202	4.963	3.852
Pagto. pela compra de ativo permanente	(10.193)	(10.796)	(12.615)	(21.984)
Pagamento de despesas diferidas	(1.083)	-	(3.307)	(257)
FLUXO DE CAIXA DAS ATIVIDADES DE FINANCIAMENTOS	**(18.914)**	**20.882**	**(19.917)**	**(65.695)**
Empréstimos obtidos	41.268	43.389	42.638	43.479
Empréstimos pagos	(61.981)	(26.287)	(62.092)	(104.999)
Dividendos recebidos		1.799	3.883	-
	-			
Dividendos pagos	-	(103)	(463)	(4.175)
REDUÇÃO LÍQUIDA NAS DISPOBILIDADES E APLICAÇÕES FINANCEIRAS	**(3.046)**	**(41.424)**	**(2.443)**	**(59.228)**
DISPONIBILIDADES E APLICAÇÕES FINANCEIRAS	**(3.046)**	**(41.424)**	**(2.443)**	**(59.228)**
Início do exercício	9.293	50.717	14.006	73.234
Final do exercício	6.247	9.293	11.563	14.006

As notas explicativas são parte integrante das demonstrações financeiras.

STATEMENT OF CASH FLOWS - INDIRECT METHOD FOR PERIODS ENDED DECEMBER 31, 2002 AND 2001
(in thousands of Reais)

	Parent		*Consolidated*	
	2002	*2001*	*2002*	*2001*
CASH FLOW FROM OPERATING ACTIVITIES	*23,530*	*(54,712)*	*28,433*	*24,856*
Loss for period	*(31,625)*	*(12,243)*	*(31,625)*	*(12,243)*
Depreciation and amortization	*9,917*	*10,921*	*18,687*	*19,787*
Equity income	*(4,466)*	*(6,801)*	-	-
Adjustment to investments	*460*	*31*	*460*	*292*
Minority interest	-	-	*(2,223)*	*2,109*
Gains from sale of assets	*(259)*	*(2,560)*	*(35)*	*(2,688)*
Change and interest on loans	*64,484*	*36,078*	*55,938*	*71,789*
Change in discounted trade bills receivable	*(4,590)*	*2,447*	*(14,532)*	*630*
Changes in inventory	*(6,539)*	*(351)*	*(12,507)*	*2,953*
Changes in related parties	*16,512*	*(54,097)*	*36,661*	*(4,045)*
Changes in suppliers	*(5,327)*	*(6,633)*	*25,310*	*(14,336)*
Changes in taxes and contributions	*(26,139)*	*(8,940)*	*(31,588)*	*(9,026)*
Changes in other accounts	*11,102*	*(12,564)*	*(16,113)*	*(30,366)*
CASH FLOW FROM INVESTMENT ACTIVITIES	*(7,662)*	*(7,594)*	*(10,959)*	*(18,389)*
Receipts from sale of assets	*3,614*	*3,202*	*4,963*	*3,852*
Payment for permanent asset purchases	*(10,193)*	*(10,796)*	*(12,615)*	*(21,984)*
Payment for deferred assets	*(1,083)*	-	*(3,307)*	*(257)*
CASH FLOW FROM FINANCING ACTIVITIES	*(18,914)*	*20,882*	*(19,917)*	*(65,695)*
Loans obtained	*41,268*	*43,389*	*42,638*	*43,479*
Loans paid	*(61,981)*	*(26,287)*	*(62,092)*	*(104,999)*
Dividends received	*1,799*	*3,883*	-	-
Dividends paid	-	*(103)*	*(463)*	*(4,175)*
NET REDUCTION IN CASH AND SHORT-TERM INVESTMENTS	*(3,046)*	*(41,424)*	*(2,443)*	*(59,228)*
CASH AND SHORT-TERM INVESTMENTS	*(3,046)*	*(41,424)*	*(2,443)*	*(59,228)*
At beginning of period	*9,293*	*50,717*	*14,006*	*73,234*
At end of period	*6,247*	*9,293*	*11,563*	*14,006*

The accompanying notes are an integral part of these financial statements

VIGOR®

NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2002 E 2001 (Em milhares de reais)

NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001 (In thousands of Reais)

1. **Contexto operacional**
A Companhia industrializa e comercializa laticínios em geral, leite "in natura" e derivados, além de participar de outras sociedades.
A Administração da Companhia é compartilhada com a da sua controlada Companhia Leco de Produtos Alimentícios (Leco) no tocante às atividades administrativas, comerciais e financeiras.
2. **Apresentação das demonstrações financeiras**
As demonstrações financeiras foram elaboradas com base nas práticas contábeis emanadas da legislação societária e nas normas da Comissão de Valores Mobiliários.
A Companhia está apresentando a demonstração dos fluxos de caixa preparado de acordo com a NPC20 - Demonstração dos Fluxos de Caixa, emitida pelo IBRACON-Instituto dos Auditores Independentes do Brasil.
Descrição das principais práticas contábeis
a. Aplicações financeiras
Registradas ao custo, acrescido dos rendimentos incorridos até a data do balanço, que não supera o valor de mercado.
b. Provisão para créditos duvidosos
Constituída em montante considerado suficiente para fazer face a eventuais perdas na realização do contas a receber.
c. Estoques
Avaliados ao custo médio de aquisição ou de produção que não excede o valor de mercado.
d. Investimentos
Os investimentos em empresas controladas foram avaliados pelo método de equivalência patrimonial e os demais foram avaliados pelo custo corrigido.
e. Imobilizado
Registrado ao custo de aquisição ou construção acrescido de reavaliação espontânea. A depreciação é calculada pelo método linear a taxas que levam em conta o tempo de vida útil dos bens.
f. Direitos e obrigações
Atualizados à taxa de câmbio e encargos financeiros, nos termos dos contratos vigentes, de modo que reflitam os valores incorridos até a data do balanço.
g. Imposto de renda e contribuição social diferidos
O imposto de renda e a contribuição social diferidos foram calculados sobre diferenças temporais, prejuízos fiscais e base negativa da contribuição social à alíquota total de 34% e estão apresentados no realizável a longo prazo, conforme Nota Explicativa nº 12.
h. Reservas de reavaliação
Decorrentes de ativos próprios e de controladas representados por imóveis, estão sendo realizadas por depreciação ou baixa dos bens reavaliados contra lucros acumulados. O imposto de renda e a contribuição social diferidos correspondentes estão classificados no exigível a longo prazo.
3. **Demonstrações financeiras consolidadas**
As demonstrações financeiras consolidadas incluem as demonstrações da S.A. Fábrica de Produtos Alimentícios Vigor e suas controladas, a seguir relacionadas:

	Participação %	
	2002	2001
Companhia Leco de Produtos Alimentícios	80	80
Dan Vigor Indústria e Comércio Ltda. (controlada em conjunto)	50	50
Vigor Limited	100	100

Descrição dos principais procedimentos de consolidação
- **a.** Eliminação dos saldos das contas de ativos e passivos entre as empresas consolidadas;
- **b.** Eliminação das participações no capital, reservas e lucros acumulados das empresas controladas;
- **c.** Eliminação dos saldos de receitas e despesas, decorrentes de negócios entre as empresas; e
- **d.** Destaque do valor da participação dos acionistas minoritários nas demonstrações financeiras consolidadas.

1. ***Operations***
The Company processes and sells dairy products in general (whole milk and its by-products) as well as holding investments in other corporations. The management of the Company is divided with its subsidiary Companhia Leco de Produtos Alimentícios (Leco) as regards the operating, administrative and financial activities.
2. ***Presentation of the financial statements***
The financial statements were prepared in accord with the accounting practices established under Brazilian Corporate Law and the standards of the Comissão de Valores Mobiliário (Brazilian Securities Commission - CVM). The Company is voluntarily presenting statements of cash flows prepared in accord with NPC20 - Statement of Cash Flows, emanating from the Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute - IBRACON).
Description of the main accounting practices
a. Short-term Investments
Short-term investments were recorded at their cost plus any income incurred up to the balance sheet date and do not exceed their market value.
b. Allowance for doubtful accounts
The allowance was constituted in an amount considered sufficient to cover any eventual losses upon the realization of accounts receivable.
c. Inventory
Inventory was evaluated at average purchase or production cost and does not exceed market value.
d. Long-term Investments
Investments in subsidiaries were evaluated by the equity method and other investments are recorded at their restated cost.
e. Property, plant and equipment
Property, plant and equipment are recorded at their purchase or construction cost plus any revaluation. Depreciation is calculated by the straight-line method at rates taking into consideration the estimated useful life of the asset.
f. Assets and Liabilities
These are restated at the exchange rates and financial charges under the terms of the current contracts, in a way to reflect the values incurred up to the balance sheet date.
g. Deferred income tax and social contribution
The deferred income tax and social contribution were calculated on the temporary differences, tax losses and negative social contribution calculation base at a total rate of 34% and are shown as non-current assets and liabilities, in accord with Note 12
h. Revaluation reserve
These reserves are a result of the Company's own assets and those of the subsidiaries represented by buildings and real estate and are being depreciated or written off against retained earnings. The corresponding deferred income tax and social contribution are classified as non-current liabilities.
3. *Consolidated Financial Statements*
The consolidated financial statements include the financial statements of S/A Fábrica de Produtos Alimentícios Vigor, and its subsidiaries, as follows:

	Share %	
	2002	*2001*
Companhia Leco de Produtos Alimentícios	*80*	*80*
Dan Vigor Indústria e Comércio Ltda. (jointly controlled)	*50*	*50*
Vigor Limited	*100*	*100*

Description of the main consolidation procedures
- *a. Elimination of the asset and liability account balances between the consolidated companies;*
- *b. Elimination of the share of capital, reserves and retained earnings of the subsidiary companies;*
- *c. Elimination of the revenue and expense accounts resulting from business between the companies; and*
- *d. The value of the share of minority shareholders is highlighted on the financial statements.*

4. Contas a receber de clientes

	Controladora		Consolidado	
	2002	2001	2002	2001
Contas a receber de clientes	32.993	27.637	60.154	44.345
Provisão para créditos duvidosos	(2.192)	(1.426)	(3.617)	(2.340)
	30.801	26.211	56.537	42.005

5. Estoques

	Controladora		Consolidado	
	2002	2001	2002	2001
Produtos acabados	27.342	21.608	35.586	27.071
Produtos em elaboração	-	-	2.308	1.294
Mat.-primas e mat. de embalagem	5.410	3.335	15.240	9.032
Almoxarifado	2.267	3.575	3.582	7.229
Importações em andamento	108	70	569	152
	35.127	28.588	57.285	44.778

6. Outros créditos - realizável a longo prazo

	Controladora		Consolidado	
	2002	2001	2002	2001
Crédito eletrobrás	401	401	530	530
Investimento temporário no exterior	-	-	16.033	-
Aplicação em títulos e valores mobiliários no exterior	-	-	16.404	-
Incentivo fiscal	-	-	25	25
Impostos a recuperar	-	-	968	954
Adiantamentos	-	-	973	665
Outros	19	19	28	19
	420	420	34.961	2.193

O valor de R$ 16.033 no consolidado, refere-se a investimento temporário no exterior na empresa CRM Inc., que tem 100% de participação no capital da Salvati Foods Inc, que produz e comercializa conservas alimentícias. Esse investimento encontra-se disponível para venda.

O valor de R$ 16.404 no consolidado, refere-se a aplicação em títulos no exterior adquiridos pela Vigor Limited para garantia do empréstimo sindicalizado com vencimento em outubro/2005 (nota explicativa 10).

7. Investimentos

	Controladora		Consolidado	
	2002	2001	2002	2001
Particip. em empresas controladas	83.657	81.033	-	-
Imóveis não utilizados nas atividades	16.977	16.977	17.177	17.177
	100.634	98.010	17.177	17.177

As demonstrações financeiras das controladas foram elaboradas em 31 de dezembro de 2002, e os critérios adotados foram os mesmos utilizados pela controladora, quando aplicáveis. Estas demonstrações foram examinadas por auditores independentes.

Os principais detalhes quanto aos investimentos nas controladas em 31 de dezembro de 2002 são os seguintes:

	Leco	Dan Vigor	Vigor Limited
Capital social	33.700	12.153	-
Quantidade de ações/quotas	145.000 mil	12.153 mil	-
Quantid. de ações/quotas possuídas	116.000 mil	6.076 mil	-
Classe de ações/quotas possuídas	ON/PN	Quotas	Ações
Participação no capital	80%	50%	100%
Patrimônio líquido	93.676	8.270	4.581
Lucro (prejuízo) do período	1.319	(4.973)	5.897
Valor do investimento ajustado	74.941	4.135	4.581
Ajuste da equivalência patrimonial	1.055	(2.486)	5.897

4. Customer accounts receivable

	Parent		*Consolidated*	
	2002	*2001*	*2002*	*2001*
Accounts receivable - customers	*32,993*	*27,637*	*60,154*	*44,345*
Allowance for doubtful accounts	*(2,192)*	*(1,426)*	*(3,617)*	*(2,340)*
	30,801	*26,211*	*56,537*	*42,005*

5. Inventory

	Parent		*Consolidated*	
	2002	*2001*	*2002*	*2001*
Finished products	*27,342*	*21,608*	*35,586*	*27,071*
Work in progress	-	-	*2,308*	*1,294*
Raw and packaging material	*5,410*	*3,335*	*15,240*	*9,032*
Stockroom	*2,267*	*3,575*	*3,582*	*7,229*
Ongoing imports	*108*	*70*	*569*	*152*
	35,127	*28,588*	*57,285*	*44,778*

6. Other non-current assets

	Parent		*Consolidated*	
	2002	*2001*	*2002*	*2001*
Electrobras credit	*401*	*401*	*530*	*530*
Temporary investment abroad	-	-	*16,033*	-
Investments in securities abroad	-	-	*16,404*	-
Fiscal incentives	-	-	*25*	*25*
Taxes recoverable	-	-	*968*	*954*
Advances	-	-	*973*	*665*
Other sundry	*19*	*19*	*28*	*19*
	420	*420*	*34,961*	*2,193*

The value of R$ 16,033 recorded under consolidated non-current assets refers to a temporary investment abroad in CRM inc., which holds a 100% share of the capital stock of Salvati Foods Inc., that produces and sells conserved food. This investment is for sale.

The value R$ 16,404 on the consolidated statement refers to investments in securities abroad purchased by Vigor Limited and being held as a guarantee of the syndicated loan due in October 2005 (see Note 10).

7. Investments

	Parent		*Consolidated*	
	2002	*2001*	*2002*	*2001*
Interest in subsidiary companies	*83,657*	*81,033*	-	-
Other investments	*16,977*	*16,977*	*17,177*	*17,177*
	100,634	*98,010*	*17,177*	*17,177*

The financial statements of the subsidiary companies were prepared on December 31, 2002 and the criteria used were the same as those used by the parent company, when applicable. Independent auditors audited these financial statements.

The main details as to the investments in subsidiaries as of December 31, 2002 are as follows:

	Leco	*Dan Vigor*	*Vigor Limited*
Capital stock	*33,700*	*12,153*	-
Number of shares/quotas	*145,000 thou*	*12,153 thou*	-
Number of shares/quotas held	*116,000 thou*	*6,076 thou*	-
Class of share/quotas held	*Common/Preferred*	*Quotas*	*Shares*
Interest in capital	*80%*	*50%*	*100%*
Net equity	*93,676*	*8,270*	*4,581*
Net income (loss) for period	*1,319*	*(4,973)*	*5,897*
Adjusted investment value	*74,941*	*4,135*	*4,581*
Net equity adjustment	*1,055*	*(2,486)*	*5,897*

11

8. Partes relacionadas

a) Controladora:

Ativo	Circulante			Real.L.Prazo
	Clientes	Contas Correntes	Dividendos a Receber	Empréstimos e Contas Correntes
Cia Leco de Produtos Alimentícios	242	6	518	-
Dan Vigor Ind.e Com. de Latic.Ltda	62	1.893	-	-
Vigor Limited	-	-	-	102.376
Laticínios Flor da Nata Ltda	-	-	-	3.869
	304	1.899	518	106.245

Passivo	Circulante		Exig. L. Prazo	
	Emprést. e Financ.	Contas Correntes	Emprést. e Financ.	Contas Correntes
Cia Leco de Produtos Alimentícios	-	15.508	-	-
Dan Vigor Ind. e Com.de Latic.Ltda	-	138	-	-
Vigor Limited	3.002	-	155.925	-
CM Indústria e Comércio Ltda	-	-	-	18.248
	3.002	15.646	155.925	18.248

Resultado	Vendas	Compras	Serviços de Industrial.	Rec.(Desp.) Financeiras
Cia Leco de Prods. Alimentícios	493	(5.663)	821	-
Dan Vigor Ind.e Com. Latic.Ltda	69	(3.935)	-	-
Vigor Limited	-	-	-	31.885
CM Ind.e Com.Ltda	-	-	-	382
	562	(9.598)	821	32.267

Leco, Dan Vigor e Flor da Nata - são operações, substancialmente decorrentes de empréstimos de matérias-primas e materiais, compra e venda de produtos, industrialização de alguns produtos e empréstimos. As operações foram realizadas ao valor de custo.
CM - Refere-se a adiantamento para futuro aumento de capital.
Vigor Limited - O mútuo de R$102.376, registrado no realizável a longo prazo, corresponde a US$ 28.974 mil com rendimento de 9,75% a.a..
O montante de R$ 158.927 registrado no passivo circulante (R$ 3.002) e exigível a longo prazo (R$ 155.925) corresponde ao equivalente de US$ 44.130 mil e refere-se a parte do Eurobônus lançado pela Controladora Vigor e adquiridos pela Vigor Limited.

Consolidado :

Ativo	Real.L.Prazo Empréstimos e Contas Correntes
Laticínios Flor da Nata Ltda	3.869
Arla Foods Internacional A/S	704
	4.573

Passivo	Circulante Fornecedores	Exig.L.Prazo Empréstimos e Contas Correntes
CM Indústria e Comércio Ltda	-	18.248
Arla Foods Internacional A/S	292	7.078
Arla Foods do Brasil	685	462
	977	25.788

Resultado	Rec.(Desp.) Financeiras
CM Ind.e Com.Ltda	382
	382

Arla Foods do Brasil e Arla Foods Internacional - são as empresas, que em conjunto com a Vigor, controlam a Dan Vigor Indústria e Comércio de Laticínios Ltda. As operações realizadas com a Arla Foods do Brasil e a Arla Foods Internacional são decorrentes de mútuos e transações comerciais.

8. Transactions between related parties

a) Parent:

Assets	*Current*			*Non-Current*
	Customer	*Associates*	*Dividends Receivable*	*Loans and Associates*
Cia. Leco de Produtos Alimentícios	242	6	518	-
DanVigor Ind. e Com. de Lat. Ltda	62	1,893	-	-
Vigor Limited	-	-	-	102,376
CM Indústria e Comércio Ltda.	-	-	-	3,869
	304	1,899	518	106,245

Assets	*Current*		*Non-Current*	
	Loans and Financings	*Associates*	*Loans and Financings*	*Associates*
Cia. Leco de Produtos Alimentícios	-	15,508	-	-
DanVigor Ind. e Com. de Lat. Ltda	-	138	-	-
Vigor Limited	3,002	-	155,925	-
CM Indústria e Comércio Ltda.	-	-	-	18,248
	3,002	15,646	155,925	18,248

Income	*Sales*	*Purchases*	*Processing Services*	*Financial Rec. (Exp.)*
Cia. Leco de Produtos Alimentícios	493	(5,663)	821	-
DanVigor Ind. e Com. de Laticínos Ltda	69	(3,935)	-	-
Vigor Limited	-	-	-	31,885
CM Indústria e Comércio Ltda.	-	-	-	382
	562	(9,598)	821	32,267

The operations with Leco, Dan Vigor and Flor da Nata are substantially as a result of raw material and consumables, the purchase and sale of products, processing several products and loans. All the operations were carried out at cost.
The operation with CM refers to a future capital increase.
The operation with Vigor Limited is a loan contract for R$102,376, recorded as a long-term asset, corresponding to US$ 28,974 thousand yielding 9.75% per annum.
The amount R$ 158,927, recorded in current liabilities (R$ 3,002) and long-term liabilities (R$ 155,925) corresponds to the equivalent of US$ 44,130 thousand referring to part of the Eurobond issued by the Parent Vigor and acquired by Vigor Limited.

Consolidated:

Assets	*Non-Current Loans and Associates*
Laticínos Flor da Nata Ltda.	3,869
Arla Foods international A/S	704
	4,573

Liabilities	*Current Suppliers*	*Non-Current Loans and Associates*
CM Indústria e Comércio Ltda.	-	18,248
Arla Foods Internacional A/S	292	7,078
Arla Foods do Brasil	685	462
	977	25,788

Income	*FinancialRec. (Exp.)*
CM Indústria e Comércio Ltda.	382
	382

Arla Foods do Brasil and Arla Foods Internacional are the companies that together with Vigor control Dan Vigor Indústria e Comércio de Laticínios Ltda. The operations carried out with Arla Foods do Brasil and Arla Foods Internacional are as a result of loan contracts and commercial transactions.

9. Imobilizado

	Taxa (média) de deprec. (a.a.%)	Controladora 2002	Controladora 2001	Consolidado 2002	Consolidado 2001
Edificações	4	53.236	52.833	80.795	79.799
Reav. de edificações	4	60.373	60.811	95.608	96.046
Maquinários	10	59.105	57.450	107.485	96.033
Inst. e equipamentos	10	13.023	12.260	22.823	28.643
Móveis e utensílios	10	2.332	2.272	4.219	3.887
Veículos	20	4.584	4.223	8.422	8.208
Equip. de computação	20	1.777	1.641	3.721	3.358
Direito de uso		77	77	168	196
Marcas e patentes		38	38	54	69
Benf. imóv. terceiros		48	48	48	48
		194.593	**191.653**	**323.343**	**316.287**
Deprec. acumuladas		(80.896)	(73.091)	(135.829)	(121.652)
		113.697	**118.562**	**187.514**	**194.635**
Terrenos		13.288	13.394	22.977	23.055
Reaval. de terrenos		34.731	34.968	56.863	57.100
Imob. em andamento		13.209	10.881	13.644	16.044
Adiant. a fornecedores		657	364	657	367
		175.582	**178.169**	**281.655**	**291.201**

10. Empréstimos e financiamentos

	Controladora 2002	Controladora 2001	Consolidado 2002	Consolidado 2001
Moeda nacional:				
FINAME - URTJLP + juros de 4% a 5,5% a.a. (amortização mensal)	374	1.090	374	1.090
FINAME - UMBND + juros de 5% a.a. (amortização mensal).	74	141	74	141
BNDES Finame - Juros de 5% a.a. + o índice da TJLP que exceder 6% a.a. - Amortização trimestral	14.066	9.215	14.066	9.215
BNDES Finame - Juros de 5% a.a. + o índice da UMBND - Amortização trimestral	8.467	-	8.467	-
CPR - Juros Pré de 8,75% a.a.	323	-	323	-
Comercial Paper - Juros 112% CDI	7.117	-	7.117	-
Capital de giro conta garantida - Juros de 100% a 106,5% a.a. do CDI	-	9.022	616	9.022
Total dos empréstimos em moeda nacional	**30.421**	**19.468**	**31.037**	**19.468**
Moeda estrangeira:				
Financiamento de importação dólar + juros de 3,24% a 5,4%a.a. (pagamento em única parcela ao final do contrato)	5.111	7.404	5.111	7.404
Eurobônus US$ 50.000.000 inclui juros incorridos de 10,5% a.a. (vencimento em outubro de 2005, amortização semestral dos juros)	180.066	118.206	21.139	18.960
Empréstimo Sindicalizado US$ 18.891.000 inclui juros incorridos de 15,8% a 19% a.a. (vencimento final em outubro de 2005, amortizações mensais e semestrais do principal e dos juros, a partir de abril/2003)	-	-	68.744	49.393
Empréstimo para capital de giro - Valor principal US$ 5.867.834, inclui juros de 10,5% a 21,6 % a.a. pagos em única parcela ao final do contrato	23.496	21.057	23.496	21.057
Total dos empréstimos em moeda estrangeira	**208.673**	**146.667**	**118.490**	**96.814**
Total dos empréstimos e financiamentos	239.094	166.135	149.527	116.282
Total dos empréstimos classificados a curto prazo	40.292	40.705	54.004	39.467
Total dos empréstimos classificados a longo prazo	198.802	125.430	95.523	76.815

9. Property, plant and equipment

	Average Annual Depreciation Rate (%)	*Parent 2002*	*Parent 2001*	*Consolidated 2002*	*Consolidated 2001*
Buildings	*4*	*53,236*	*52,833*	*80,795*	*79,799*
Building revaluation	*4*	*60,373*	*60,811*	*95,608*	*96,046*
Machinery	*10*	*59,105*	*57,450*	*107,485*	*96,033*
Installations and equipment	*10*	*13,023*	*12,260*	*22,823*	*28,643*
Furniture and fixtures	*10*	*2,332*	*2,272*	*4,219*	*3,887*
Vehicles	*20*	*4,584*	*4,223*	*8,422*	*8,208*
Computing equipment	*20*	*1,777*	*1,641*	*3,721*	*3,358*
Rights		*77*	*77*	*168*	*196*
Marks and patents		*38*	*38*	*54*	*69*
Improvements on 3rd party property		*48*	*48*	*48*	*48*
		194,593	*191,653*	*323,343*	*316,287*
Accumulated Depreciations		*(80,896)*	*(73,091)*	*(135,829)*	*(121,652)*
		113,697	*118,562*	*187,514*	*194,635*
Land		*13,288*	*13,394*	*22,977*	*23,055*
Land revaluation		*34,731*	*34,968*	*56,863*	*57,100*
Ongoing construction		*13,209*	*10,881*	*13,644*	*16,044*
Advances to suppliers		*657*	*364*	*657*	*367*
		175,582	*178,169*	*281,655*	*291,201*

10. Loans and financing

	Parent 2002	*Parent 2001*	*Consolidated 2002*	*Consolidated 2001*
Domestic currency loans:				
FINAME - URTJLP + 4% to 5.5% interest per annum (monthly amortization)	*374*	*1,090*	*374*	*1,090*
FINAME - UMBNDES + 5% interest per annum (monthly amortization)	*74*	*141*	*74*	*141*
BNDES FINAME + 5% interest per annum plus TJLP that exceeds 6% per annum (quarterly amortization)	*14,066*	*9,215*	*14,066*	*9,215*
BNDES FINAME + 5% interest per annum plus UMBNDES rate per annum (quarterly amortization)	*8,467*	*-*	*8,467*	*-*
CPR - prefixed interest at 8.75% per annum	*323*	*-*	*323*	*-*
Commercial paper - interest 12% CDI	*7,117*	*-*	*7,117*	*-*
Working capital with guaranteed Bank Account interest at 100 to 106.5% of CDI	*-*	*9,022*	*616*	*9,022*
Total loans in domestic currency	*30,421*	*19,468*	*31,037*	*19,468*
Foreign currency loans:				
Dollar import financing - 3.2% to 5.4% per annum (paid in one unique installment at end of October	*5,111*	*7,404*	*5,111*	*7,404*
US$ 50,000,000 Eurobond plus incurred interest with 10.5% (due October 2005 with semiannual interest amortization)	*1180,066*	*118,206*	*21,139*	*18,960*
US$ 18,891,000 syndicated loan including accumulated interest at 15.8% to 19% p.a. (final due-date October 2005, monthly and semi annual amortization and interest tarting April 2003)	*-*	*-*	*68,744*	*49,393*
Working capital loan with principal value of US$ 5,867,834 including interest of 10.5% to 21.6 % per annum (payable in one unique installment at end of contract)	*23,496*	*21,057*	*23,496*	*21,057*
Total foreign currency loans	*208,673*	*146,667*	*118,490*	*96,814*
	239,094	*166,135*	*149,527*	*116,282*
Total of loans classified as short-term	*40,292*	*40,705*	*54,004*	*39,467*
Total of loans classified as non-current	*198,802*	*125,430*	*95,523*	*76,815*

Os financiamentos em moeda nacional vencem entre janeiro de 2003 e outubro de 2008 e os em moeda estrangeira vencem entre janeiro de 2003 e outubro de 2005. Garantias - Alienação fiduciária dos bens, notas promissórias e avais dos diretores. A captação com Eurobônus tem como garantidora a empresa Companhia Leco de Produtos Alimentícios.

No mês de novembro, a controlada Vigor Limited renegociou a Tranche B (US$ 20.990) do empréstimo sindicalizado que venceu em outubro, amortizando 10% do saldo (US$ 2.099) e o restante (US$ 18.891) em parcelas mensais e semestrais entre maio/2003 a outubro/2005.

11. Provisão para contingências

A Empresa vem discutindo judicialmente a legalidade de alguns tributos e reclamações trabalhistas. A provisão foi constituída com base em opinião dos assessores jurídicos e está apresentada a seguir por natureza dos processos:

	Controladora		Consolidado	
	2002	2001	2002	2001
Tributários	43.178	32.579	87.384	67.205
Trabalhistas	1.501	2.039	2.428	3.573
	44.679	34.618	89.812	70.778

As principais ações judiciais da Companhia referem-se a: PIS - Discussão sobre a inconstitucionalidade da contribuição. Valor da provisão em 2002 - R$ 11.819 na controladora (R$ 9.081 em 2001) e R$ 22.969 no consolidado (R$ 18.221 em 2001). As chances consideradas pelos consultores jurídicos são de perda provável. COFINS - Questionamento dos seguintes pontos: a) aumento de alíquota em 1%; b) tributação de outras receitas operacionais; e c) compensação dos valores devidos com títulos da dívida pública. Valor da provisão em 2002 - R$ 25.638 na controladora (R$ 17.146 em 2001) e R$ 50.266 no consolidado (R$ 35.042 em 2001). As chances de perdas consideradas pelos consultores jurídicos para o item (a), no montante de R$ 12.788 na controladora (R$ 20.680 no consolidado) é provável e para os itens (b) e (c), no montante de R$ 12.850 na controladora (R$ 29.586 no consolidado) são possíveis.

Para as referidas ações a empresa obteve liminar com sentença concedendo a segurança requerida.

12. Imposto de renda e contribuição social diferidos

O imposto de renda e a contribuição social diferidos são registrados para refletir os efeitos fiscais atribuíveis às diferenças temporárias entre a base fiscal de ativos e passivos e seu respectivo valor contábil.

A forte desvalorização do real em relação ao dólar, entre os anos de 2000 e 2002, provocou um aumento significativo nas despesas financeiras da Companhia em função de passivos vinculados ao dólar. Esse efeito teve influência direta no crescimento do prejuízo fiscal e da base de cálculo negativa de contribuição social conforme demonstramos abaixo:

	2002	2001	2000
Lucro Tributável antes Var.Cambial	12.284	6.220	950
Variação Cambial	(54.777)	(37.588)	(11.534)
Prejuízo Fiscal Apurado	(42.493)	(31.368)	(10.584)

Para minimizar os efeitos da variação cambial, a Companhia aumentou em dezembro/2002 seus ativos vinculados ao dólar, e realizou operações de hedge visando minimizar a exposição da desvalorização do real em relação ao dólar, nos exercícios futuros. Em função dessas medidas, a Companhia, fundamentada na expectativa de geração de lucros tributáveis futuros, reconheceu os créditos tributários sobre os prejuízos fiscais e base negativa da contribuição social, baseadas em análise de rentabilidade futura em projeções aprovadas pela Administração para cinco exercícios.

The financing in domestic currency comes due between January 2003 and October 2008 and in international currency between January 2003 and October 2005. Loan Guarantees: chattel mortgages, pledges from the Directors promissory notes. The Eurobond is guaranteed by the company Companhia Leco de Produtos Alimentícios.

In November, the Parent Vigor renegotiated Tranche B (US$ 20,990) of the syndicated loan that came due in October, amortizing 10% of the balance (US$ 2,099) and the rest (US$ 18,891) in monthly and semi-annual installments between May 2005 and October 2005.

11. Contingency provision

The Company has taken legal actions against the legality of several taxes and labor claims. Provisions have been constituted based on the opinion of legal counsel and are shown below by nature of action:

	Parent		*Consolidated*	
	2002	*2001*	*2002*	*2001*
Taxes	*43,178*	*32,579*	*87,384*	*67,205*
Labor and civil	*1,501*	*2,039*	*2,428*	*3,573*
	44,679	*34,618*	*89,812*	*70,778*

The Company's major legal actions are:

PIS - Discussion on the unconstitutionality of the contribution. The value of the provision in 2002 was R$ 11,819 (R$ 9,081 in 2001) for the Parent Company and R$ 22,969 for the Consolidated Company (R$ 18,221 in 2001), legal council considers these actions a probable loss. COFINS - The following points are being questioned: a) the increase in the rate of 1%; b) the taxation of other operating income; and c) compensation by the value of public securities owned. The value of the provision in 2002 was R$ 25,638 (R$ 17,146 in 2001) for the Parent Company and R$ 50,266 (R$ 35,042 in 2001) for the Consolidated Company. Legal council considers the chances for probable loss for item (a) is in the amount of R$ 12,788 in the Parent Company (R$ 20,680 in the Consolidated Company) and the possible losses for items (b) and (c) in the amount of R$ 12,850 in the Parent Company (R$29,586 in the Consolidated Company)

For the above-mentioned actions, the Company has succeeded in obtaining a temporary injunction

12. Deferred income tax and social contribution

The deferred income tax and social contribution are recorded in order to reflect the tax effects attributed to the temporary differences between the asset and liability tax base and their respective book value.

The large devaluation of the Real in relation to the Dollar between the years of 2000 and 2002 provoked a significant increase in the Company's financial expenses in function of the liabilities linked to the US Dollar. This effect had an indirect influence on the growth of the tax loss and the negative social contribution calculation base as shown below: .

	2002	*2001*	*2000*
Taxable income before foreign exchange variation	*12,284*	*6,220*	*950*
Foreign exchange variation	*(54,777)*	*(37,588)*	*(11,534)*
Calculated tax loss	*(42,493)*	*(31,368)*	*(10,584)*

In December 2002 in order to minimize the effects of the variations in foreign exchange, the Company increased its assets linked to the US Dollar and carried out hedge operations aiming at minimizing its exposure to devaluation of the Real in relation to the Dollar in future periods.

In function of these measures, the Company based on the expectation of generating taxable income in the future as a result of future income analysis from five-year projections approved by Management has recognized tax credits on the tax losses and negative social contribution calculation base.

O imposto de renda e a contribuição social diferidos têm a seguinte origem:

	Controladora		Consolidado	
	2002	2001	2002	2001
Realizável a longo prazo:				
Provisão para contingências	10.346	6.815	19.160	12.833
Prejuízos fiscais a compensar	21.151	6.530	22.394	6.530
Base negativa de contribuição social	10.334	4.458	11.476	5.381
	41.831	**17.803**	**53.030**	**24.744**
Exigível a longo prazo:				
Depreciação acelerada incentivada	-	838	-	1.532
Reserva de reavaliação	14.941	15.117	25.684	25.987
	14.941	**15.955**	**25.684**	**27.519**

Estimativa de realização do ativo fiscal diferido:

	Valor estimado para realização	
Ano	Prejuízo Fiscal	Base Negativa CSSL
2003	3.339	1.202
2004	6.544	2.356
2005	9.791	3.525
2006	1.477	3.251
Total	**21.151**	**10.334**

O imposto de renda e contribuição social diferidos sobre as contingências dependem de julgamento das ações para realização dos valores provisionados.

13. Imposto de renda e contribuição social (resultado)

Conciliação entre os valores debitados ao resultado (Imposto de Renda à alíquota de 15% + adicional de 10% sobre o lucro que exceder a R$ 240 e Contribuição Social à alíquota de 9%), e os cálculos sobre o resultado contábil antes da tributação:

	Controladora		Consolidado	
	2002	2001	2002	2001
Resultado Contábil antes do IR e C.Social	**(56.667)**	**(39.161)**	**(59.805)**	**(47.147)**
	34%	34%	34%	34%
Encargos ás alíquotas nominais	19.267	13.314	20.333	16.030
Adição ao lucro real de valores contabilizados em despesas e que serão dedutíveis no futuro (diferenças tributárias temporárias)	(20.462)	(11.655)	(26.134)	(14.833)
Diferenças temporárias permanentes	1.195	(1.659)	1.613	(4.222)
Outras	-	-	24	48
Imp. de Renda e C.Social Correntes	**-**	**-**	**(4.164)**	**(2.977)**
Imposto de renda e C.Social diferidos:				
Adição ao lucro real de valores contabilizados em despesas e que serão dedutíveis o futuro (diferenças tributárias temporárias)	20.462	11.655	26.134	14.833
Diferenças tributárias temporárias-exerc.anterior	5.020	(5.026)	4.743	(7.112)
Ajuste Dif.alíquota Contr.Social	(440)	-	(756)	-
	25.042	**6.629**	**30.121**	**7.721**

14. Capital social (controladora)

A Empresa possui um capital autorizado de 900 milhões de ações, sendo o capital social, subscrito e integralizado, em 31 de dezembro de 2002, representado por 165.447.089 ações nominativas, sendo 95.950.042 ordinárias e 69.497.047 preferenciais, sem valor nominal. As ações preferenciais não têm direito a voto e gozam de prioridade na distribuição de dividendos que são, no mínimo, 10% (dez por cento) superiores aos atribuídos às ações ordinárias, conforme disposto no inciso I do art. 17 da Lei nº 6.404/76, com a nova redação dada pela Lei nº 9.457/97. O estatuto social determina a distribuição de um dividendo mínimo de 25% do lucro líquido do exercício, ajustado na forma do art. 202 da Lei nº 6.404/76.

The deferred income tax and social contribution are a result of:

	Parent		*Consolidated*	
	2002	*2001*	*2002*	*2001*
Long-term assets:				
Contingency provision	*10,346*	*6,815*	*19,160*	*12,833*
Tax losses to be compensated	*21,151*	*6,530*	*22,394*	*6,530*
Negative social contribution base	*10,334*	*4,458*	*11,476*	*5,381*
	41,831	*17,803*	*53,030*	*24,744*
Long-term liabilities:				
Incentivated accelerated depreciation	*-*	*838*	*-*	*1,532*
Revaluation reserve	*14,941*	*15,117*	*25,684*	*25,987*
	14,941	*15,955*	*25,684*	*27,519*

Estimate of realization of the deferred tax asset:

	Estimated value to be realized	
Year	*Tax Loss*	*CSSL Negative Base*
2003	*3,339*	*1,202*
2004	*6,544*	*2,356*
2005	*9,791*	*3,525*
2006	*1,477*	*3,251*
Total	*21,151*	*10,334*

The realization of the provisioned values for the deferred income tax and negative base for the social contribution depends on the judging of the ongoing judicial actions.

13. Income tax and social contribution (income)

Conciliation between the values debited income (Income tax calculated at the rate of 15% plus a 10% surtax on income the exceeds R$ 240 and social contribution calculated at a rate of 9%) and the cal cautions of income before taxes:

	Parent		*Consolidated*	
	2002	*2001*	*2002*	*2001*
Accounting income before income tax and social contributi	***(56,667)***	***(39,161)***	***(59,805)***	***(47,147)***
	34%	*34%*	*34%*	*34%*
Taxes at nominal raters	*19,267*	*13,314*	*20,333*	*16,030*
Addition to real income of the book value of expenses that will deducted in future (temporary tax differences)	*(20,462)*	*(11,655)*	*(26,134)*	*(14,833)*
Permanent temporary differences	*1,195*	*(1,659)*	*1,613*	*(4,222)*
Others	*-*	*-*	*24*	*48*
Current income tax and social contrib.	***-***	***-***	***(4,164)***	***(2,977)***
Deferred income tax and social contrib.:				
Addition to real income of the book value of expenses that will deducted in future (temporary tax differences)	*20,462*	*11,655*	*26,134*	*14,833*
Temporary tax differences for prior periods	*5,020*	*(5,026)*	*4,743*	*(7,112)*
Adjustment for social contrib. rate surplus	*(440)*	*-*	*(756)*	*-*
	25,042	***6,629***	***30,121***	***7,721***

14. Capital stock (Parent Company)

The Company has an authorized capital made up of 900 million shares of which the subscribed and paid up capital on December 31, 2002 was represented by 165,447,089 nominal shares of which 95,950,042 are common shares and 69,497,047 are preferred shares, all with no par value. The preferred shares do not carry any voting rights but have a priority in the distribution of dividends that are at the minimum 10% (ten percent) larger than those attributed to the common shares in accord with Law 6.404/76, with the alterations imposed by Law 9.457/97 The Corporate Statutes determine the distribution of a minimum dividend corresponding to 25% of the net income for the period, adjusted in the form outlined in Law 6.404/76, Article 202.

Em 31 de dezembro de 2002, o capital social estava assim distribuído:

	Ordinárias	Preferenciais	Total	%
Controladores	95.948	27.624	123.572	74,69
Minoritários	2	41.873	41.875	25,31
Total	**95.950**	**69.497**	**165.447**	**100,00**

15. Despesas financeiras

	Controladora		Consolidado	
	2002	2001	2002	2001
Despesas financeiras com empréstimos:				
Variação cambial	46.276	28.826	46.276	28.826
Juros	17.419	4.056	18.585	2.180
	63.695	**32.882**	**64.861**	**31.006**
Outras despesas financeiras:				
Variação cambial Fornecedores	8.501	8.762	8.705	11.758
Juros Fornecedores	358	1.054	455	1.646
Descontos concedidos	3.679	3.358	3.698	3.433
Atualização dos impostos provisionados (LP)	5.827	3.737	11.054	7.919
Outras	2.807	2.180	7.311	3.751
	21.172	**19.091**	**31.223**	**28.507**
Total das despesas financeiras	**84.867**	**51.973**	**96.084**	**59.513**

16. Outras receitas(despesas) operacionais

	Controladora		Consolidado	
	2002	2001	2002	2001
Reversão de provisão de Finsocial	1.776	-	3.277	-
Bônus no fornecimento de embalagens	4.511	-	4.511	-
Despesas imóveis desativados	(901)	-	(1.254)	-
Outras	(715)	(287)	(934)	(730)
	4.671	**(287)**	**5.600**	**(730)**

17. Instrumentos financeiros

Os valores contábeis, como por exemplo: mútuos, tributos a recuperar/diferidos, etc., referentes aos instrumentos financeiros constantes no balanço patrimonial, quando comparados com os valores que poderiam ser obtidos na sua negociação em um mercado ativo ou, na ausência destes, com o valor presente líquido ajustado com base na taxa vigente de juros no mercado, se aproximam, substancialmente, de seus correspondentes valores de mercado. A Empresa realizou operações com "swap", utilizadas como instrumentos para "hedge", visando proteger o valor em reais dos empréstimos contratados em dólar, os quais, em 31 de dezembro de 2002, apresentaram ganhos no montante de R$ 2.287.

18. Cobertura de seguros

Em 31 de dezembro de 2002, a Empresa possuía cobertura de seguros contra incêndio e riscos diversos para os bens do ativo imobilizado e para os estoques, por valores considerados suficientes para cobrir eventuais perdas, com base em opinião dos consultores de seguros.

19. Arrendamento mercantil

A empresa é arrendatária de veículos, máquinas e equipamentos, com opção de compra mediante contratos de arrendamento mercantil. A posição destes contratos em 31 de dezembro de 2002 é a seguinte:

Bens	Saldo dos valores contratados	Encargos	Prazo remanescente em meses	Compra/ valor residual
Veículos	115	Pré fixado	7 a 16	1% do valor do bem
Máq. e Equip.	77	Pré fixado	5 a 7	1% do valor do bem

O montante contabilizado em despesa no exercício de 2002 foi de R$ 509 (R$ 1.173 em 2001).

On December 31, 2002, the capital stock was distributed as below:

	Common	*Preferred*	*Total*	*%*
Controlling shareholders	*95,948*	*27,624*	*123,572*	*74.69*
Minority shareholders	*2*	*41,873*	*41,875*	*25.31*
	95,950	*69,497*	*165,447*	*100.00*

15. Financial expenses

	Parent		*Consolidated*	
	2002	*2001*	*2002*	*2001*
Financial expenses for loans:				
Foreign exchange variations	*46,276*	*28,826*	*46,276*	*28,826*
Interest	*17,419*	*4,056*	*18,585*	*2,180*
	63,695	*32,882*	*64,861*	*31,006*
Other financial expenses:				
Foreign exchange variations	*8,501*	*8,762*	*8,705*	*11,758*
Interest - suppliers	*358*	*1,054*	*455*	*1,646*
Discounts granted	*3,679*	*3,358*	*3,698*	*3,433*
Restatement of tax provisions (non-current)	*5,827*	*3,737*	*11,054*	*7,919*
Others	*2,807*	*2,180*	*7,311*	*3,751*
	21,172	*19,091*	*31,223*	*28,507*
Total financial expenses	*84,867*	*51,973*	*96,084*	*59,513*

16. Other operating income (expense)

	Parent		*Consolidated*	
	2002	*2001*	*2002*	*2001*
Reversal of Finsocial provision	*1,776*	-	*3,277*	-
Bonus on packaging supply	*4,511*	-	*4,511*	-
Unused real estate expenses	*(901)*	-	*(1,254)*	-
Others	*(715)*	*(287)*	*(934)*	*(730)*
	4,671	*(287)*	*5,600*	*(730)*

17. Financial instruments

The accounting values, as for example: loan contracts, deferred/ recoverable taxes, etc., referring to financial instruments contained on the balance sheet, when compared with the values that could be obtained from their sale in an active market or, in the absence of this, the adjusted net present value based on current market interest rates, substantially approximate their corresponding market values. The Company carried out "swap" operations, using them as "hedges" aimed at protecting the Real value of loans contracted in Dollars, which on December 31, 2002 showed a gain of R$ 2,287.

18. Insurance coverage

On December, 2002, the Company carried insurance coverage on property, plant and equipment and inventories against fire and diverse risks in a value considered sufficient to cover any eventual losses, based on the opinion of insurance consultants.

19. Leases

Through leasing contracts, the Company leases vehicles and machinery and equipment with an option to purchase. The position of these contracts on December 31, 2002 is the following:

Asset	*Remaining value balance*	*Installment payment*	*Remaining period in months*	*Residual / purchasevalue*
Vehicles	*115*	*Pre-fixed*	*7 to 16*	*1% of asset value*
Machinery and equipment	*77*	*Pre-fixed*	*5 to 7*	*1% of asset value*

The amount recorded as an expense in the 2002 period was R$ 509 (R$ 1,173 in 2001)

Conselho Administrativo/ Administrative Council

CONSELHO DE ADMINISTRAÇÃO

DIRETORIA EXECUTIVA

MARCELO FERNANDES
Contador CRC 1SP190010/O-6

ADMINISTRATIVE COUNCIL

MANAGEMENT BOARD OF DIRECTORS

MARCELO FERNANDES
Accountant CRC 1SP190010/O-6

17

Auditoria/ Auditors

PARECER DOS AUDITORES INDEPENDENTES

Ao
Conselho de Administração e aos Acionistas da
S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR
São Paulo - SP

1. Examinamos o Balanço Patrimonial da **S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR** e o Balanço Patrimonial consolidado dessa Empresa e suas controladas, encerrados em 31 de dezembro de 2002, e as respectivas Demonstrações do Resultado, das Mutações do Patrimônio Líquido e das Origens e Aplicações de Recursos correspondentes ao exercício findo nessa data, elaborados sob a responsabilidade de sua Administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis.

2. Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos da Empresa e suas controladas; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados, e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela Administração da Empresa e suas controladas, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

3. Em nossa opinião, as Demonstrações Contábeis referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da **S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR** e a posição patrimonial e financeira consolidada desta Empresa e suas controladas em 31 de dezembro de 2002, os resultados de suas operações, as mutações do seu patrimônio líquido e as origens e aplicações de seus recursos, no exercício findo nessa data, de acordo com práticas contábeis adotadas no Brasil.

INDEPENDENT AUDITOR'S OPINION

To:
The Members of the Administrative Council and Shareholders of
S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR
São Paulo - SP

1. *We have audited the balance sheets of **S.A. FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR** and its subsidiaries as of December 31, 2002 and the respective statements of income. changes of shareholder net equity, the changes in financial position and cash flows for the period then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.*

2. *Our audits were conducted in accordance with the generally accepted auditing standards in Brazil and included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by Company and Subsidiary management, as well as an evaluation of the overall financial statement presentation.*

3. *In our opinion, the financial statements referred to above present fairly, in all material respects, the equity and financial position of S.A. Fábrica de Produtos Alimentícios Vigor as well as the consolidated equity and financial position of the Company and its subsidiaries as at December 31, 2002 and the corresponding results of its operations, its changes in shareholder net equity, changes in financial position and cash flows for the year then ended, in conformity with generally accepted accounting principles emanating from the Brazilian corporate legislation.*

4. Conforme mencionado em Nota Explicativa 12, a Companhia possui contabilizados no realizável a longo prazo, imposto de renda e contribuição social diferidos sobre: (a) tributos em discussão temporariamente não dedutíveis, e (b) prejuízos fiscais e base negativa de contribuição social. A realização desse ativo dependerá da geração de resultados tributáveis futuros.

5. Examinamos ainda, a Demonstração dos Fluxos de Caixa correspondente ao exercício findo em 31 de dezembro de 2002, que está sendo apresentada para propiciar informações complementares em relação às demonstrações contábeis mencionadas no parágrafo 1. As informações contidas nessa demonstração foram submetidas aos mesmos procedimentos de auditoria descritos no parágrafo 2. Em nossa opinião, essa demonstração foi preparada e está apresentada, em todos os aspectos relevantes, adequadamente em relação às demonstrações contábeis tomadas em conjunto.

6. As demonstrações contábeis relativas ao exercício findo de 31 de dezembro de 2001, apresentadas para fins de comparação, foram examinadas por outros auditores independentes que emitiram parecer em 08 de abril de 2002, sem ressalvas.

São Paulo, 21 de fevereiro de 2003.

BOUCINHAS & CAMPOS + SOTECONTI
Auditores Independentes S/C
CRC-2-SP 005528/O-2

JOÃO PAULO ANTONIO POMPEO CONTI
Contador - CRC-1-SP 057611/O-0

4. As mentioned in Note 12, the Company has long-term tax credits on it books for deferred income tax and social contributions on: (a) taxes currently under legal discussion, which are temporarily not deductible, and (b) tax losses and negative calculation base for social contributions. The realization of these credits depends on the generation of future taxable income.

5. We also examined the Statement of Cash Flows corresponding to the fiscal period ended December 31, 2002, that are being presented as complementary information in relation to the financial statements mentioned in paragraph 1. The information contained in this statement was submitted to the same auditing procedures described in paragraph 2. It is our opinion that, in all material aspects, this statement was fairly presented relation to the financial statements taken as a whole.

6. The financial statements relative to the fiscal period ended December 31, 2001, presented for comparative purposes, were audited by other independent auditors who issued their unqualified opinion on April 8, 2002.

São Paulo, February 21, 2003.

BOUCINHAS & CAMPOS + SOTECONTI
Auditores Independentes S/C
CRC-2-SP 005528/O-2

JOÃO PAULO ANTONIO POMPEO CONTI
Accountant CRC-1-SP 057611/O-0

19

VIGOR®

UM VERDADEIRO ATESTADO DE SAÚDE.



85 anos

22

Ano 2003

VIGOR®

S.A. FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR

R. Joaquim Carlos, 396 - São Paulo - SP - Brasil
Fone: 55 (11) 6099-5500
www.vigor.com.br

23

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date March 31. 2003 prepared in accord with Brazilian Corporate Legislation

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86
4. – NIRE		
35300052315		

1.02 – HEAD OFFICE

1. – ADDRESS				2. – DISTRICT
Rua Joaquim Carlos, 396				Belenzinho
3. – CEP	4 – MUNICIPALITY			5. – STATE
03019-900	São Paulo			SP
6. – DDD	7. – TELEPHONE	8. – TELEPHONE	9. – TELEPHONE	10. – TELEX
011	6099-5655	6099-5500	6099-5500	62001
11. – DDD	12. – FAX	13. – FAX	14. – FAX	
011	292 9234	-	-	
15. – E-MAIL				
vvr@vigor.com.br				

1.03 – DIRECTOR OF INVESTOR RELATIONS (ADDRESS FOR CORRESPONDENCE)

1. - NAME				
Vinícius Vieira Ramos				
2. – ADDRESS				3. – DISTRICT
Rua Joaquim Carlos, 396				Belenzinho
4. – CEP	5. – MUNICIPALITY			6. – STATE
03019-900	São Paulo			SP
7. – DDD	8. – TELEPHONE	9. – TELEPHONE	10. – TELEPHONE	11. – TELEX
011	6099-5813	-	-	0
12. – DDD	13. – FAX	14. – FAX	15. – FAX	
011	292 9234	-	-	
16. – E-MAIL				
vvr@vigor.com.br				

25

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date March 31. 2003 prepared in accord with Brazilian Corporate Legislation

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

1.04 – REFERENCE/AUDITOR

Current Fiscal Year		CURRENT QUARTER			PREVIOUS QUARTER		
1. – START	2. – END	3. – NO.	4. – START	5. – END	6. – NO.	7. – START	8. – END
Jan. 1/03	Dec. 31/03	1	Jan. 1/03	Mar. 31/03	4	Oct 1/02	Dec. 31/02

9 – NAME/CORPORATION OF AUDITOR	10 – CVM CODE
Boucinhas & Campos + Soteconti Auditores Independentes S/C	00319-0

11 – NAME OF TECHNICIAN RESPONSIBLE	12- CPF OF TECH. RESPONS.
João Paulo Antonio Pompeo Conti	024.837.268-87

1.05 – CAPITAL STOCK COMPOSITION

NUMBER OF SHARES (000)	1. – CURRENT QUARTER MARCH 31/03	2. – PREVIOUS QUARTER DECEMBER 31/03	3. – PREVIOUS YEAR QUARTER MARCH 31/03
Paid-in Capital			
1. – Common	95,950	95,950	95,950
2. – Preferred	69,497	69,497	69,497
3. – Total	165,447	165,447	165,447
HELD IN THE TREASURY			
4. – Common	0	0	0
5. – Preferred	0	0	0
5. – Total	0	0	0

1.06 – COMPANY CHARACTERISTICS

1. – TYPE OF COMPANY
Corporation: Commercial, industrial, other
2. – SITUATION
Operating
3. – NATURE OF SHARE CONTROL
Private, Brazilian
4. – ACTIVITY CODE
1020000 - Food Products
5. – MAIN ACTIVITY
Dairy Products
6. – TYPE OF CONSOLIDATION
Total
7. – TYPE OF AUDITOR'S REPORT
Unqualified

26

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date March 31. 2003 prepared in accord with Brazilian Corporate Legislation

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

1.07 – COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1. ITEM	2. – CNPJ	3. – CORPORATE NAME

1.08 – SOURCE OF FUNDS APPROVED AND/OR DISTRIBUTED DURING AND AFTER QUARTER

1. – ITEM	2. – EVENT	3. – DATE	4. – ACTION	5. – START	6. – TYPE	7. – VALUE

27

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

1.09 – PAID IN CAPITAL AND CAPITAL SUBSCRIPTION DURING CURRENT FISCAL YEAR

1. – ITEM	2. – CHANGE DATE	3. – CAPITAL STOCK VALUE (000 REAIS)	4. – CHANGE VALUE (000 REAIS)	5. – REASON FOR CHANGE	7. – QUANTITY OF SHARES ISSUED (000)	8 – SHARE ISSUE PRICE (REAIS)

1.10 – DIRECTOR OF INVESTOR RELATIONS

1. – DATE	2. – SIGNATURE
May 14, 2003	

28

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

2.01 – BALANCE SHEETS – ASSETS (Reais thousand)

1. - CODE	2. - DESCRIPTION	MARCH 31/03	DEC. 31/02
1	Total Assets	526,161	520,455
1.01	Current Assets	93,571	86,549
1.01.01	Cash and equivalents	9,421	6,247
1.01.01.01	Cash and banks	755	2,857
1.01.01.02	Short-term Investments	8,666	3,390
1.01.02	Credits	37,088	36,616
1.01.02.01	Accounts receivable customers	35,251	32,993
1.01.02.02	Receivable from subsidiaries and affiliates	2,489	2,203
1.01.02.03	Dividends receivable	518	518
1.01.02.04	Allowance for doubtful accounts	(2,383)	(2,192)
1.01.02.05	Other credits	1,213	3,094
1.01.03	Inventory	39,289	35,127
1.01.03.01	Raw material	744	863
1.01.03.02	Finished Products	31,305	27,342
1.01.03.03	Stocks	7,240	6,922
1.01.04	Other	7,773	8,559
1.01.04.01	Prepaid expenses	505	643
1.01.04.02	Income and other taxes recoverable	7,268	7,916
1.02.	Non-current assets	155,748	156,968
1.02.01	Sundry credits	51,517	50,723
1.02.01.01	Compulsory deposits and loans	420	420
1.02.01.02	Judicial deposits	8,662	8,472
1.02.01.03	Deferred income tax and social contribution	42,435	41,831
1.02.02	Credits with related parties	104,231	106,245
1.02.02.01	Credits with affiliates	4,429	3,869
1.02.02.02	Credits with subsidiaries	99,802	102,376
1.02.02.03	Credits with other associates	0	0
1.02.03	Other credits	0	0
1.02.03.01	Current investments	0	0
1.03	Permanent Assets	276,842	276,938
1.03.01	Investments	101,367	100,634
1.03.01.01	Investments in affiliates	0	0
1.03.01.02	Investments in subsidiaries	84,390	83,657
1.03.01.02.01	Companhia Leco de Produtos Alimentícios	74,785	74,941
1.03.01.02.02	Dan Vigor Ind. E Com. Laticínios Ltda.	3,265	4,135
1.03.01.02.03	Vigor Limited	6,340	4,581
1.03.01.03	Other investments	16,977	16,977
1.03.01.03.01	Land and buildings	16,977	16,977

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

2.01 – BALANCE SHEETS – ASSETS (Reais thousand)

1. - CODE	2. - DESCRIPTION	MARCH 31/03	DEC. 31/02
1.03.02	Property, plant and equipment	174,927	175,582
1.03.02.01	Land	41,525	48,019
1.03.02.02	Buildings	89,400	86,131
1.03.02.03	Machinery	17,231	18,044
1.03.02.04	Installations and equipment	5,755	6,091
1.03.02.05	Vehicles	2,837	2,964
1.03.02.06	Construction in progress	17,507	13,209
1.03.02.07	Advances	233	657
1.03.02.08	Other	439	467
1.03.03	Deferred charges	548	722

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date March 31. 2003 prepared in accord with Brazilian Corporate Legislation

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

2.02 – BALANCE SHEET – LIABILITIES (REAIS THOUSAND)

1. - CODE	2. - DESCRIPTION	MARCH 31/03	DEC. 31/02
2	Total liabilities	526,161	520,455
2.01	Current liabilities	103,048	89,809
2.01.01	Short-term loans and financing	46,289	40,292
2.01.02	Debentures in short-term	0	0
2.01.03	Accounts payable suppliers	27,792	24,967
2.01.04	Income and other taxes and contributions	1,512	1,871
2.01.04.01	ICMS (state value added tax) payable	911	904
2.01.04.02	PIS (social sales tax) payable	0	190
2.01.04.03	COFINS (PAYROLL TAX) PAYABLE	0	547
2.01.04.04	INCOME TAX PAYABLE	134	136
2.01.04.05	PROVISION FOR INCOME TAX AND SOC. CONTRIB.	319	0
2.01.04.06	OTHERS	148	94
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	2,926	4,083
2.01.06 01	PROVISION FOR HOLIDAYS	2,614	2,784
2.01.06.02	PROVISION FOR 13TH MONTH SALARY	312	0
2.01.06.03	PROVISION FOR SWAP LOSSES	0	1,299
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER CURRENT LIABILITIES	24,529	18,596
2.01.08.01	SALARIES AND SOCIAL CHARGES	1,014	1,027
2.01.08.02	OWED TO SUBSIDIARIES AND AFFILIATES	21,839	15,646
2.01.08.03	WATER, ENERGY, RENT, AND FREIGHT PAYABLE	1,154	1,469
2.01.08.04	OTHERS	522	454
2.02	NON-CURRENT LIABILITIES	276,276	283,873
2.02.01	LOANS AND FINANCING	189,526	198,802
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	DEBTS WITH RELATED PARTIES	18,248	18,248
2.02.04.01	ADVANCE FOR CAPITAL INCREASE – CM IND. COM.	18,248	18,248
2.02.05	OTHER NON-CURRENT LIABILITIES	68,502	66,823
2.02.05.01	CONTINGENCY PROVISION	47,188	44,679
2.02.05.02	PROVISION FOR DEFERRED INCOME TAXES	14,497	14,941
2.02.05.03	PURCHASE OF PROPERTY PLANT AND EQUIPMENT	4,082	4,608
2.02.05.04	TAXES TO BE COLLECTED	2,735	2,595
2.03	FUTURE INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	146,837	146,773
2.05.01	PAID-IN CAPITAL STOCK	81,000	81,000
2.05.01.01	SUBSCRIBED CAPITAL	81,000	81,000

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

2.02 – BALANCE SHEET – LIABILITIES (Reais thousand)

1. - CODE	2. - DESCRIPTION	MARCH 31/02	DEC. 31/01
2.05.02	CAPITAL RESERVES	20	20
2.05.02.01	MONETARY CORRECTION OF CAPITAL	0	0
2.05.02.02	FISCAL INCENTIVE RESERVE	20	20
2.05.03	REVALUATION RESERVES	73,223	81,026
2.05.03.01	COMPANY ASSETS	39,269	46,625
2.05.03.02	ASSOCIATED COMPANY ASSETS	33,954	34,401
2.05.04	INCOME RESERVES	0	0
2.05.04.01	LEGAL RESERVES	0	0
2.05.04.02	STATUTORY RESERVES	0	0
2.05.04.03	CONTINGENCY RESERVE	0	0
2.05.04.04	FUTURE INCOME RESERVE	0	0
2.05.04.05	INCOME RETENTION RESERVE	0	0
2.05.04.06	SPECIAL RESERVE FOR NON-DISTRIBUTED DIVIDS	0	0
2.05.04.07	OTHER INCOME RESERVES	0	0
2.05.04.07.01	CAPITAL INCREASE RESERVE	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	(7,406)	(15,273)

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

3.01 –STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – JAN. 1 TO MARCH 31/03	4. - JAN. 1 TO MARCH 31/03	5. – JAN. 1 TO MARCH 31/02	6. - JAN. 1 TO MARCH 31/02
3.01	Gross revenue from sales of goods and/or services	92,225	92,225	74,631	74,631
3.02	Deductions from gross sales	(17,822)	(17,822)	(12,267)	(12,267)
3.03	Net revenue from sale of goods and services	74,403	74,403	62,364	62,364
3.04	Cost of goods and/or services sold	(52,782)	(52,782)	(45,600)	(45,600)
3.05	Gross income	21,621	21,621	16,764	16,764
3.06	Operating expenses/income	(21,906)	(21,906)	(22,634)	(22,634)
3.06.01	Sales expenses	(16,264)	(16,264)	(12,519)	(12,519)
3.06.01.01	Freight and transport expenses	(6,538)	(6,538)	(5,410)	(5,410)
3.06.01.02	Salaries	(3,925)	(3,925)	(3,867)	(3,867)
3.06.01.03	Advertising and marketing	(3,359)	(3,359)	(1,770)	(1,770)
3.06.01.04	Consumables	(336)	(336)	(103)	(103)
3.06.01.05	Allowance for doubtful accounts	(191)	(191)	(180)	(180)
3.06.01.06	Services provided by others	(1,577)	(1,577)	(628)	(628)
3.06.01.07	Depreciation	(25)	(25)	(95)	(95)
3.06.01.08	Other operating expenses	(313)	(313)	(466)	(466)
3.06.02	General and administration	(3,104)	(3,104)	(2,742)	(2,742)
3.06.02.01	Administrative personnel salaries	(1,231)	(1,231)	(1,564)	(1,564)
3.06.02.02	Management fees	(593)	(593)	(542)	(542)
3.06.02.03	Services	(431)	(431)	(385)	(385)
3.06.02.04	Consumables	(53)	(53)	(50)	(50)
3.06.02.05	Depreciation	(169)	(169)	(156)	(156)
3.06.02.06	Income and other taxes	(59)	(59)	(68)	(68)
3.06.02.07	Travel expenses	(244)	(244)	(128)	(128)
3.06.02.08	Rent	(30)	(30)	(48)	(48)
3.06.02.09	Provision for co0ntingencies	0	0	538	538
3.06.02.10	Other general and administrative expenses	(294)	(294)	(339)	(339)
3.06.03	Financial	(3,043)	(3,043)	(7,001)	(7,001)

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 – 86

3.01 –STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – JAN. 1 TO MARCH 31/03	4. - JAN. 1 TO MARCH 31/03	5. - JAN 1 TO MARCH 31/02	6. - JAN. 1 TO MARCH 31/02
3.06.03.01	Financial revenue	(285)	(285)	555	555
3.06.03.02	Financial expenses	(2,758)	(2,758)	(7,556)	(7,556)
3.06.04	Other operating income	81	81	447	447
3.06.05	Other operating expenses	(543)	(543)	(211)	(211)
3.06.06	Equity income	967	967	(608)	(608)
3.07	Operating income	(285)	(285)	(5,870)	(5,870)
3.08	Non-operating income	(380)	(380)	35	35
3.08.01	Income	9	9	41	41
3.08.02	Expenses	(389)	(389)	(6)	(6)
3.09	Income before income taxes and social contribution	(665)	(665)	(5,835)	(5,835)
3.10	Provision for income taxes and social contribution	(319)	(319)	0	0
3.10.01	Provision for income taxes – current	(289)	(289)	0	0
3.10.02	Provision for social contributions – current	(30)	(30)	0	0
3.11	Deferred income taxes	1,048	1,048	7,037	7,037
3.11.01	Provision for deferred income taxes	827	827	5,467	5,467
3.11.02	Provision for deferred social contribution	221	221	1,570	1,570
3.12	Statutory participation and contribution	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on capital stock	0	0	0	0
3.15	Income/loss for period	64	64	1,202	1,202
	NUMBER OF SHARES LESS HELD IN TREASURY (000)	165,447	165,447	165,447	165,447
	EARNINGS PER SHARE	0.00039	0.00039	0.00727	0.00727
	LOSS PER SHARE				

34

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 1 – Presentation of the financial statements

The financial statements were prepared in accord with the accounting practices emanating from Brazilian Corporate Legislation, and the instructions and rules of the Brazilian Securities and Exchange Commission (CVM).

The Company is voluntarily presenting statements of cash flow, prepared in accord with NPC20 – Statement of Cash Flow emanating from the Brazilian Institute of Independent Auditors. (See note 17)

Description of main accounting practices

a. *Short-term Investments*

Short-term investments were recorded at their cost plus any income incurred up to the balance sheet date and do not exceed their market value.

b. *Allowance for doubtful accounts*

The allowance was constituted in an amount considered sufficient to cover any eventual losses upon the realization of accounts receivable.

c. *Inventory*

Inventory was evaluated at average acquisition or production cost and does not exceed market value.

d. *Non-current Investments*

Investments in subsidiaries were evaluated by the equity method and other investments were recorded at their restated cost.

e. *Property, plant and equipment*

Property, plant and equipment are recorded at their purchase or construction cost plus any revaluation. Depreciation is calculated by the straight-line method at rates taking into consideration the estimated useful life of the asset.

f. *Rights and Obligations*

These are restated at the exchange rates and financial charges under the terms of the current contracts, in a way to reflect the values incurred up to the balance sheet date.

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 2 – Description of main accounting practices - continued

g. *Deferred income tax and social contribution*

The deferred income tax and social contribution were calculated on temporary differences, tax losses and the negative base for social contributions at a total rate of 34% and are shown as non-current assets and liabilities, in accord with Note 10.

h. *Revaluation reserve*

These reserves are a result of the revaluation of the Company's own assets and those of the subsidiaries and are being depreciated or written-off against retained earnings. The corresponding deferred income tax and social contribution are classified as non-current liabilities.

Note 2 – Consolidated financial statement

The consolidated financial statements include the financial statements of S/A Fábrica de Produtos Alimentícios Vigor, and its subsidiaries, as follows:

	Share %	
	Mar. 31 2003	**Dec. 31, 2002**
Companhia Leco de Produtos Alimentícios	80	80
Dan Vigor Indústria e Comércio Ltda. (jointly controlled)	50	50
Vigor Limited	100	100

Description of the main consolidation procedures

a. Elimination of the asset and liability account balances between the consolidated companies;

b. Elimination of the capital, reserve and retained earning participation of the subsidiary companies;

c. Elimination of the revenue and expense accounts resulting from business between the companies; and

d. The valor of minority participation is shown on the financial statements.

36

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 - NOTES TO FINANCIAL STATEMENTS

Note 3 – Customer accounts receivable

	Parent		Consolidated	
	Mar. 31, 2003	Dec. 31, 2002	Mar. 31, 2003	Dec. 31, 2002
Customer accounts receivable	35,251	32,993	60,220	60,154
Allowance for doubtful accounts	(2,383)	(2,192)	(3,808)	(3,617)
	32,868	30,801	56,412	56,537

Note 4 – Inventory

	Parent		Consolidated	
	Mar. 31, 2003	Dec. 31, 2002	Mar. 31, 2003	Dec. 31, 2002
Finished products	31,305	27,342	39,714	35,586
Work in progress	-	-	2,354	2,308
Raw material and packaging material	5,572	5,410	10,924	15,240
Stocks	2,238	2,267	4,059	3,582
Ongoing imports	174	108	174	569
	39,289	35,127	57,225	57,285

Note 5 – Other long-term investments

The value of R$ 16,033 on the consolidated statements refers to a temporary investment abroad in the CRM Inc., which holds a 100% share of the capital of Salvati Foods Inc. that produces and sells conserved food products. This investment is available for sale.

The value of R$ 16,888 on the consolidated statements refers to a short-term investment in securities abroad acquired by Vigor Ltd. to guarantee the syndicated loan due in October 2005 (see Note 8).

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 - NOTES TO FINANCIAL STATEMENTS

Note 6 - Investments

	Parent		Consolidated	
	Mar. 31, 2003	Dec. 31, 2002	Mar. 31, 2003	Dec. 31, 2002
Interest in subsidiaries	84,390	83,657	-	-
Fiscal incentives	-	-	25	-
Real estate not in use	16,977	16,977	17,177	17,177
	101,367	100,634	17,202	17,177

The financial statements of the subsidiary companies were prepared on March 31, 2003 and the criteria used were the same as those used by the parent company, when applicable. Independent auditors reviewed these financial statements.

The main details as to the investments in subsidiaries as of March 31, 2003 are as follows:

	Leco	Dan Vigor	Vigor Limited
Capital stock	33,700	8,011	-
Number of shares/quotas	145,000 thou	8,011 thou	-
Number of shares/quotas held	116,000 thou	4,005 thou	-
Class of share/quotas held	Shares*	Quotas	Shares
Interest in capital	80%	50%	100%
Net equity	93,481	6,531	6,340
Net income (loss) for period	(194)	(1,739)	1,993
Adjusted investment value	74,785	3,265	6,340
Net equity adjustment	(156)	(870)	1,993

* common and preferred

38

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 - NOTES TO FINANCIAL STATEMENTS

Note 7 – Transactions between related parties

a) Parent

Assets	Current Accounts (Current)	Dividends Receivable (Current)	Non-Current Loans and Current Accounts
Companhia Leco de Produtos Alimentícios	219	518	-
DanVigor Indústria e Comércio de Laticínos Ltda	2,270	-	-
Vigor Limited	-	-	99,802
Laticínios Flor da Nata Ltda.	-	-	4,429
	2,489	**518**	**104,231**

Liabilities	Current		Non-Current	
	Loans and Financing	Current Accounts	Loans and Financing	Current Accounts
Companhia Leco de Produtos Alimentícios	-	21,700	-	-
DanVigor Indústria e Comércio de Laticínos Ltda	-	139	-	-
Vigor Limited	6,733	-	147,972	-
CM Indústria e Comércio Ltda.	-	-	-	18,248
	6,733	**21,839**	**147,972**	**18,248**

Income	Sales	Purchases	Processing Services	Financial Receipts
Companhia Leco de Produtos Alimentícios	227	(2,667)	(269)	-
DanVigor Indústria e Comércio de Laticínos Ltda	72	(526)	-	-
Vigor Limited	-	-	-	(3,073)
	299	**(3,193)**	**(269)**	**(3,073)**

The operations with Leco, Dan Vigor and Flor da Nata are substantially a result of raw material loans, purchase and sale of products, processing of several products and loans. The operations are carried out at cost value.

The operations with CM refer to an advance for a future capital increase.

The operations with Vigor Limited is a result of a loan agreement in the value of R$ 99,802 recorded a long-term assets corresponding to US$ 29,764 thousand yielding 9.75% per annum.

The amount of R$ 154,705 recorded as a current liability (R$ 6,733) and a non-current liability (R$ 147,972) corresponds to the equivalent of US$ 44,130 thousand referring to part of the Eurobond issued by the Parent Vigor and acquired by Vigor Limited.

39

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 - NOTES TO FINANCIAL STATEMENTS

Note 7 – Transactions between related parties – continued

b) Consolidated

Assets	Non-Current Loans and Current Accounts
Laticínios Flor da Nata Ltda.	4,429
	4,429

Liabilities	Current Suppliers	Non-current Loans and Current Accounts
CM Indústria e Comércio Ltda.	-	18,248
Arla Foods International A/S	144	7,152
Arla Foods do Brasil	685	-
	829	**25,400**

Arla Foods do Brasil and Arla Foods International together with Vigor control Dan Vigor Indústria e Comércio de Laticínios Ltda. The operations carried out with Arla Foods do Brasil and Arla Foods International are a results of sales contracts and transactions.

40

01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 - NOTES TO FINANCIAL STATEMENTS

Note 8 – Financings and Loans

	Parent		Consolidated	
	Mar. 31, 2003	Dec. 31, 2002	Mar. 31, 2003	Dec. 31, 2002
Domestic currency loans:				
FINAME - URTJLP + 4% to 5.5% per year (monthly amortization)	307	374	307	374
FINAME - UMBND+ 5% per year (monthly amortization)	35	74	35	74
BNDES FINAME + 5% interest per annum plus TJLP that exceeds 6% per year (quarterly amortization)	14,220	14,066	14,220	14,066
BNDES FINAME + 5% interest per annum plus UMBND rate (quarterly amortization)	8,063	8,467	8,063	8,467
CPR – pre-fixed 8.75% interest per year	497	323	497	323
Commercial paper – 112% of CDI interest	11,897	7,117	11,897	7,117
Working capital guaranteed account – interest 100% to 106.5% of CDI	550	-	550	616
Total loans in domestic currency	35,569	30,421	35,569	31,037
Foreign currency loans:				
Dollar import financing – 3.24% to 5.4% per year (paid in one unique installment at end of contract)	3,762	5,111	3,762	5,111
US$ 50,000,000 Eurobond plus accrued interest with 10.5% (due October 2005, with semiannual payments)	175,283	180,066	20,578	21,139
US$ 18,891,000 syndicated loan plus accrued interest of 15.8% to 19% per year (due October 2005 with monthly amortization and semiannual principal and interest payments starting April 2003)	-	-	66,274	68,744
Working capital loan with principal value of US$ 5,867,834 plus accrued interest of 10.5% to 21.6% per year (paid in one unique installment at end of contract)	21,201	23,496	21,201	23,496
Total foreign currency loans	200,246	208,673	111,815	118,490
Total loans and financing	**235,815**	**239,094**	**147,384**	**149,527**
Total of loans classified as short-term	46,289	40,292	58,337	54,004
Total of loans classified as non-current	189,526	198,802	89,047	95,523

The financings in domestic currency come due between April 2003 and October 2008 and those in foreign currency come due between April 2003 and October 2005. Loan Guarantees: chattel mortgages, promissory notes and Director pledges. The Eurobond is guaranteed by the company Companhia Leco de Produtos Alimentícios.

41

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 9 – Contingency provisions

The Company has taken legal actions against the legality of several taxes and labor claims. Provisions have been constituted based on the opinion of the legal counsel and are shown below by nature of action:

	Parent		Consolidated	
	Mar. 31, 2003	Dec. 31, 2002	Mar. 31, 2003	Dec. 31, 2002
Taxes	45,687	43,178	91,936	87,384
Labor and civil	1,501	1,501	2,428	2,428
	47,188	44,679	94,364	89,812

The Company's major legal actions are:

PIS – Discussion on the unconstitutionality of the contribution. The provisioned values March 31, 2003 were R$ 12,201 in the Parent Company and R$ 23,523 in the Consolidated Company (R$ 22,969 on December 31, 2002). Legal council believes the chances of loss are probable.

COFINS – The following points are being questioned: a) the increase in the rate of 1%; b) the taxation of other operating income; and c) compensation by the value of public securities owned. The value of the provision on provision on March 31, 2003 was R$ 27,675 in the Parent Company and R$ 52,934 in the Consolidated Company (R$ 50,266 in December 31, 2002). Legal council believes the chance for loss for item (a) in the value of R$ 14,250 in the Parent Company (R$ 22,955 in the consolidated) is probable and for items (b) and (c) R$ 13,425 in the Parent Company (R$ 29,979 in the Consolidated Company) is possible.

42

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 10 – Deferred income tax and social contribution

The deferred income tax and social contribution are recorded in order to reflect the tax effects attributed to the temporary differences between the asset and liability tax base and their respective book value. The Company's Management based on analysis of future profits shown in the projection and history of taxable income, decided to record deferred tax credit assets as a result of these temporary differences and the accumulated tax losses. It is the expectation of Management that this tax credit will be used over the next five-year period. . The deferred income tax and social contribution are a result of:

	Parent		Consolidated	
	Mar. 31, 2003	Dec. 31, 2002	Mar. 31, 2003	Dec. 31, 2002
Non-current assets:				
Contingency provisions	11,089	10,346	20,313	19,160
Tax losses to be compensated	21,025	21,151	22,268	22,394
Negative social contribution base	10,321	10,334	11,463	11,476
	42,435	**41,831**	**54,044**	**53,030**
Non-current liabilities:				
Revaluation reserve	14,497	14,941	25,129	25,684
	14,497	**14,941**	**25,129**	**25,684**

Estimated realization installments of deferred tax asset:

Year	Estimated Value for Realization Tax Loss	Negative CSSL Base
2003	3,213	1,189
2004	6,544	2,356
2005	9,791	3,525
2006	1,477	3,251
Total	21,025	10,321

Deferred income tax and social contribution on contingencies depend on the legal rulings of the processes in order to realize the provisioned values.

Note 11 – Capital stock

There were no changes to the Company's capital stock.

43

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 12 – Realization of the revaluation reserve

Realization of revaluation reserve for sale of assets – Company assets	7,392
Realization of revaluation reserve for depreciation – Company assets	407
Realization of revaluation reserve – subsidiary assets	448
Income tax and social contribution on realization of revaluation reserves	(444)
Realization of revaluation reserve affect on Shareholders' Equity	7,803

Note 13 – Share holdings

	Common	Preferred	Total	%$
Controlling shareholders	95,948	27,624	123,572	74.69
Minority shareholders	2	41,873	41,875	25.31
	95,950	69,497	165,447	100.00

Note 14 – Financial expenses

	Parent		Consolidated	
	Mar. 31, 2003	Dec. 31, 2002	Mar. 31, 2003	Dec. 31, 2002
Financial expenses for loans:				
Exchange variations	(5,277)	135	(5,277)	135
Interest on bank loans	4,071	3,952	3,399	2,277
	(1,206)	4,087	(1,878)	2,412
Other financial expenses:				
Exchange variations – suppliers	(470)	1,177	(470)	1,200
Interest - suppliers	46	138	1,406	138
Discounts granted	1,038	1,131	1,038	1,168
Restatement of tax provisions (nc)	1,448	418	2,197	1,218
Banking expenses	1,902	605	2,739	951
	3,964	3,469	6,910	4,675
Total financial expenses	**2,758**	**7,556**	**5,032**	**7,087**

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 15 — Financial instruments

The accounting values, as for example: loan contracts, deferred/recoverable taxes, etc., referring to financial instruments contained on the balance sheet, when compared with the values that could be obtained from their sale in an active market or, in the absence of this, the adjusted net present value based on current market interest rates, substantially approximate their corresponding market values. The Company carried out "swap" operations, using them as "hedges" aimed at protecting the real value of loans contracted in Dollars.

Note 16 – Insurance coverage

On March 31, 2003, the Company carried insurance coverage on property, plant and equipment and inventories against fire and diverse risks in a value considered sufficient to cover any eventual losses, based on the opinion of insurance consultants.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date March 31. 2003 prepared in accord with Brazilian Corporate Legislation

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 17 – Statement of cash flow

	Parent		Consolidated	
	Jan. 1, 2003 to Mar. 31, 2003	Jan. 1, 2002 to Mar. 31, 2002	Jan. 1, 2003 to Mar. 31, 2003	Jan. 1, 2002 to Mar. 31, 2002
Operating Activities				
Net Income	64	1,202	64	1,202
- Depreciation	2,579	2,347	4,890	4,167
- Deferred amortization	(967)	608	-	-
- Equity income	234	-	-	-
- Investment adjustment	-	-	(908)	(601)
- Gain on sale of assets	(4)	(35)	(36)	271
- Changes and interest on loans	(4,459)	3,820	(2,707)	4,762
Sub-total	**(2,553)**	**7,942**	**1,303**	**9,801**
Changes in discounted note receivable	(2,067)	(2,193)	125	(6,511)
Changes in inventories	(4,162)	(3,782)	60	(3,865)
Changes in subsidiaries and assoc. companies	7,921	(351)	(392)	13,540
Changes in suppliers	2,825	2,371	1,095	3,903
Changes in taxes and contributions	(759)	(6,063)	(1,163)	(7,064)
Changes in other accounts	2,536	2,222	4,459	(12,873)
Changes in working capital	**6,294**	**(7,796)**	**4,184**	**(12,870)**
Net cash generated (used) from operating activities	**3,741**	**146**	**5,487**	**(3,069)**
Investment activities				
Receipts from the sales of non-current assets	10	35	48	41
Purchases of non-current assets	(1,660)	(1,019)	(6,423)	(1,854)
Deferred expenses	(96)	-	(96)	(35)
Net cash used by investment activities	**(1,746)**	**(984)**	**(6,471)**	**(1,848)**
Financing activities				
Loans obtained	5,235	5,202	5,235	8,152
Long-term ICMS collectable	-	413	-	514
Loans paid	(4,055)	(9,149)	(4,670)	(10,610)
Dividends received	-	-	-	-
Dividends paid	-	-	-	-
Net cash generated (used) by investing activity	**1,180**	**(3,534)**	**565**	**(1,944)**
Increase (reduction) in cash	**3,175**	**(4,372)**	**(419)**	**(6,861)**
Cash and equivalent balance				
At beginning of period	**6,246**	**9,294**	**11,562**	**14,006**
At end of period	**9,421**	**4,922**	**11,143**	**7,145**

46

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date March 31. 2003 prepared in accord with Brazilian Corporate Legislation

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

5.01 – COMMENTS ON COMPANY'S QUARTERLY PERFORMANCE

1 – Financial Ratios	**March/03**	**Dec./02**
Balance sheet ratios		
A. – Quick ratio	0.53	0.57
B. – Current ratio	0.91	0.96
C. – Debt to equity	0.39	0.39
Operating ratios	**March/03**	**March/02**
A. – Gross margin		
Gross income/Net sales revenue	29.1%	26.9%
B. – Administrative expenses / net sales revenue	(4.2%)	(4.4%)
C. – Sales expenses / net sales revenue	(21.9%)	(20.1%)
D. – Net financial income / nets sales revenue	(4.1%)	(11.2%)
E. – Operating income/net sales revenue	(0.4%)	(9.4%)
F. – Net income/net sales revenue	0.1%	1.9%
G. – Asset turnover		
Net sales revenue/Average total assets	0.14	0.14
H. – Return on assets		
Net income/total average assets	0.01%	0.27%
I. - Return on equity		
Net income/Average shareholders' equity	0.04%	0.67%

47

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

5.01 – COMMENTS ON COMPANY'S QUARTERLY PERFORMANCE

2. – Comments

The gross margin was 29.1% during the quarter (26.9% in the same period in the pervious period) increased 8.2% as a result of increased sales and reductions in costs. During the quarter, the increase in sales expenses of R$ 3,745 were as a result of investments in the sales, marketing and logistics areas, a reduction of financial expenses as a result of foreign exchange variations and the positive result of equity income form the subsidiaries and influenced the quarter's operating result R$ 285 negative (R$ 5,870 negative in the 1st quarter of the previous year).

3. – Human resources

The Company ended the quarter with 1,445 employees against 1,438 in the previous quarter.

4. – Expectations

In spite of external factors such as monetary and commercial measures taken in Brazilian economic partner countries having provoked fluctuations in the foreign exchange market and the stock market, the reactions of these markets were positive. The agricultural harvest is expected to grow in 2003,and Brazilian agricultural products are becoming more competitive abroad in terms of quality and price. Company Management is continuing to implement sales and administrative policies obtaining an improved performance in the first quarter with an expectation for further improvement in the next periods.

48

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date March 31. 2003 prepared in accord with Brazilian Corporate Legislation

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

6.01 – CONSOLIDATED BALANCE SHEET – ASSETS (Reais thousand)

1. – CODE	2. – DESCRIPTION	MARCH 31/03	DEC. 31/02
1	Total assets	552,986	551,892
1.01	Current assets	139,612	141,240
1.01.01	Cash and equivalents	11,143	11,563
1.01.01.01	Cash and banks	2,032	8,050
1.01.01.02	Investments	9,111	3,513
1.01.02	Credits	60,474	61,134
1.01.02.01	Accounts receivable customers	60,220	60,154
1.01.02.04	Receivable from subsidiaries and affiliates	(3,808)	(3,617)
1.01.02.05	Allowance for doubtful accounts	4,062	4,597
1.01.03	Inventory	57,225	57,285
1.01.03.01	Raw material	5,056	6,289
1.01.03.02	Finished Products	39,714	35,586
1.01.03.03	Stocks	10,101	13,102
1.01.03.04	Goods in process	2,354	2,308
1.01.04	Other current assets	10,770	11,258
1.01.04.01	Income and other taxes recoverable	700	1,081
1.01.04.02	Prepaid expenses	10,070	10,177
1.02.	Non-current assets	110,708	109,603
1.02.01	Sundry credits	106,279	105,030
1.02.01.01	Compulsory deposits and loans	549	549
1.02.01.02	Judicial deposits	17,238	17,039
1.02.01.03	Deferred income tax and social contribution	54,044	53,030
1.02.01.04	Temporary investments abroad	16,033	16,033
1.02.01.05	Investment in securities	16,888	16,404
1.02.01.06	Taxes recoverable	0	968
1.02.01.07	Other	1,527	1,007
1.02.02	Credits with related parties	4,429	4,573
1.02.02.01	Credits with affiliates	4,429	3,869
1.02.02.02	Credits with subsidiaries	0	0
1.02.02.03	Credits with other associates	0	704
1.02.03	Other non-current assets	0	0
1.03	Permanent assets	302,666	301,049
1.03.01	Investments	17,202	17,177
1.03.01.01	Investments in affiliates	0	0
1.03.01.02	Investments in subsidiaries	0	0
1.03.01.03	Other non-current investments	17,202	17,177
1.03.01.03.01	Land and buildings	17,177	17,177
1.03.01.03.02	Fiscal incentives	25	0

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date March 31. 2003 prepared in accord with Brazilian Corporate Legislation

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

6.01 – CONSOLIDATED BALANCE SHEET – ASSETS (Reais thousand)

1. – CODE	2. – DESCRIPTION	MARCH 31/03	DEC. 31/02
1.03.02	Property, plant and equipment	283,645	281,655
1.03.02.01	Land	73,346	79,840
1.03.02.02	Buildings	141,717	138,598
1.03.02.03	Machinery	33,771	26,123
1.03.02.04`	Installation and equipment	7,140	17,209
1.03.02.05	Vehicles	3,543	3,661
1.03.02.06	Work in progress	22,589	13,644
1.03.02.07	Advances	233	657
1.03.02.08	Other property, plant and equipment	1,306	1,923
1.03.03	Deferred charges	1,819	2,217

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date March 31. 2003 prepared in accord with Brazilian Corporate Legislation

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	1.116.331/0001 - 86

6.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Reais thousand)

1. - CODE	2. - DESCRIPTION	MARCH 31/03	DEC. 31/02
2	Total liabilities	552,986	551,892
2.01	Current liabilities	142,451	137,506
2.01.01	Short-term loans and financing	58,337	54,004
2.01.02	Debentures in short-term	0	0
2.01.03	Accounts payable suppliers	69,285	68,190
2.01.04	Income and other taxes and contributions	3,129	2,830
2.01.04.01	ICMS (state value added tax) payable	1,062	989
2.01.04.02	PIS (social sales tax) payable	45	204
2.01.04.03	COFINS (PAYROLL TAX) PAYABLE	702	1,279
2.01.04.04	INCOME TAX PAYABLE	182	247
2.01.04.05	INCOME TAX AND SOC. CONTRIB. PROVISION	971	0
2.01.04.06	OTHER	167	111
2.01.05	DIVIDENDS PAYABLE	166	140
2.01.06	PROVISIONS	4,455	5,575
2.01.06 01	PROVISION FOR HOLIDAYS	3,926	4,276
2.01.06.02	PROVISION FOR 13TH MONTH SALARY	529	0
2.01.06.03	PROVISION FOR SWAP LOSSES	0	1,299
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER CURRENT LIABILITIES	7,079	6,767
2.01.08.01	SALARIES AND SOCIAL CHARGES	1,379	1,504
2.01.08.02	DEBTS WITH ASSOCIATED COMPANIES	829	977
2.01.08.03	WATER, POWER, RENT AND FREIGHT PAYABLE	2,287	2,729
2.01.08.04	OTHER CURRENT LIABILITIES	2,584	1,557
2.02	NON-CURRENT LIABILITIES	241,736	244,743
2.02.01	LOANS AND FINANCING	89,047	95,523
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	94,364	89,812
2.02.03.01	CONTINGENCY PROVISION	94,364	89,812
2.02.04	DEBTS WITH RELATED PARTIES	25,400	25,788
2.02.04.01	ADVANCE FOR CAPITAL INCREASE BY CM IN VIGOR	18,248	18.248
2.02.04.02	ADV. FOR CAP. INC. BY ARLA FOODS IN DANVIGOR	1,600	1.600
2.02.04.03	ARLA FOODS	5,552	5.940
2.02.05	OTHER NON-CURRENT LIABILITIES	32,925	33,620
2.02.05.02	DEFERRED INCOME TAX AND SOCIAL CONTRIB.	25,129	25,684
2.02.05.03	PURCHASE OF PROPERTY PLANT AND EQUIPMENT	4,082	4,608
2.02.05.04	TAXES TO BE COLLECTED	3,714	3,328
2.02.05.05	OTHER	0	0
2.03	FUTURE INCOME	0	0
2.04	MINORITY INTEREST	21,962	22,870

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

6.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Reais thousand)

1. - CODE	2. - DESCRIPTION	MARCH 31/03	DEC. 31/02
2.05	SHAREHOLDERS' EQUITY	146,837	146,773
2.05.01	PAID IN CAPITAL	81,000	81,000
2.05.01.01	CAPITAL SUBSCRIBED	81,000	81,000
2.05.02	CAPITAL RESERVES	20	20
2.05.02.01	MONETARY CORRECTION OF CAPITAL	0	0
2.05.02.02	FISCAL INCENTIVE RESERVE	20	20
2.05.03	REVALUATION RESERVES	73,223	81,026
2.05.03.01	COMPANY ASSETS	73,223	81,026
2.05.03.02	AFFILIATED COMPANY ASSETS	0	0
2.05.04	INCOME RESERVES	0	0
2.05.04.01	LEGAL RESERVES	0	0
2.05.04.02	STATUTORY RESERVES	0	0
2.05.04.03	CONTINGENCY RESERVE	0	0
2.05.04.04	FUTURE INCOME RESERVE	0	0
2.05.04.05	INCOME RETENTION RESERVE	0	0
2.05.04.06	SPECIAL RESERVE FOR NON-DISTRIBUTED DIVIDS	0	0
2.05.04.07	OTHER INCOME RESERVES	0	0
2.05.04.07.01	CAPITAL INCREASE RESERVE	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	(7,406)	(15,273)

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

7.01 – CONSOLIDATED STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – JAN. 1 TO MARCH 31/03	4. - JAN. 1 TO MARCH 31/03	5. – JAN. 1 TO MARCH 31/02	6. - JAN. 1 TO MARCH 31/02
3.01	Gross revenue from sales of goods and/or services	163,928	163,928	124,000	124,000
3.02	Deductions from gross sales	(29,855)	(29,855)	(19,579)	(19,579)
3.03	Net revenue from sale of goods and services	134,073	134,073	104,421	104,421
3.04	Cost of goods and/or services sold	(98,335)	(98,335)	(78,041)	(78,041)
3.05	Gross income	35,738	35,738	26,380	26,380
3.06	Operating expenses/income	(36,831)	(36,831)	(32,894)	(32,894)
3.06.01	Sales expenses	(26,815)	(26,815)	(20,650)	(20,650)
3.06.01.01	Freight and transport expenses	(9,728)	(9,728)	(7,867)	(7,867)
3.06.01.02	Personnel Salaries	(6,139)	(6,139)	(5,704)	(5,704)
3.06.01.03	Advertising and marketing	(6,880)	(6,880)	(4,333)	(4,333)
3.06.01.04	Services provides by others	(388)	(388)	(118)	(118)
3.06.01.05	Allowance for doubtful accounts	(191)	(191)	(230)	(230)
3.06.01.06	Consumables	(1,683)	(1,683)	(1,054)	(1,054)
3.06.01.07	Depreciation	(32)	(32)	(109)	(109)
3.06.01.08	Other sales expenses	(1,774)	(1,774)	(1,235)	(1,235)
3.06.02	General and administration	(6,119)	(6,119)	(4,624)	(4,624)
3.06.02.01	Administrative personnel salaries	(1,998)	(1,998)	(1,836)	(1,836)
3.06.02.02	Fees	(883)	(883)	(775)	(775)
3.06.02.03	Services	(848)	(848)	(920)	(920)
3.06.02.04	Consumables	(123)	(123)	(86)	(86)
3.06.02.05	Depreciation	(652)	(652)	(309)	(309)
3.06.02.06	Income and other taxes	(516)	(516)	(232)	(232)
3.06.02.07	Travel expenses	(304)	(304)	(139)	(139)
3.06.02.08	Rent	(69)	(69)	(62)	(62)
3.06.02.09	Contingency provision	0	0	538	538
3.06.02.10	Other general and administrative expenses	(726)	(726)	(803)	(803)
3.06.03	Financial	(3,824)	(3,824)	(7,439)	(7,439)

53

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

7.01 – CONSOLIDATED STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – JAN. 1 TO MARCH 31/03	4. - JAN. 1 TO MARCH 31/03	5. – JAN. 1 TO MARCH 31/02	6. - JAN. 1 TO MARCH 31/02
3.06.03.01	Financial income	1,208	1,208	(352)	(352)
3.06.03.02	Financial expenses	(5,032)	(5,032)	(7,087)	(7,087)
3.06.04	Other operating income	470	470	105	105
3.06.05	Other operating expenses	(543)	(543)	(286)	(286)
3.06.06	Equity income	0	0	0	0
3.07	Operating income	(1,093)	(1,093)	(6,514)	(6,514)
3.08	Non-operating income	(348)	(348)	64	64
3.08.01	Income	56	56	230	230
3.08.02	Expenses	(404)	(404)	(166)	(166)
3.09	Income before income taxes and social contribution	(1,441)	(1,441)	(6,450)	(6,450)
3.10	Provision for income tax and social contribution	(971)	(971)	(492)	(492)
3.10.01	Provision for income tax	(806)	(806)	(431)	(431)
3.10.02	Provision for social contribution	(165)	(165)	(61)	(61)
3.11	Deferred income tax	1,568	1,568	7,543	7,543
3.11.01	Provision for deferred income tax	1,210	1,210	5,909	5,909
3.11.02	Provision for deferred social contribution	358	358	1,634	1,634
3.12	Statutory participation and contribution	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on capital stock	0	0	0	0
3.14	Minority interest	908	908	601	601
3.15	Income/loss for period	64	64	1,202	1,202
	NUMBER OF SHARES LESS HELD IN TREASURY (000)	165,447	165,447	165,447	165,447
	EARNINGS PER SHARE	0.00039	0.00039	0.00727	0.00727
	LOSS PER SHARE				

54

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

8.01 – COMMENT ON CONSOLIDATED QUARTERLY PERFORMANCE

1 – Financial Ratios	**March/03**	**Dec./02**
Balance sheet ratios		
A. – Quick ratio	0.58	0.61
B. – Current ratio	0.98	1.03
C. – Debt to equity	0.44	0.44

Operating ratios	**March/03**	**March/02**
A. – Gross margin		
Gross income/Net sales revenue	26.7%	25.3%
B. – Administrative expenses / net sales revenue	(4.6%)	(4.4%)
C. – Sales expenses / net sales revenue	(20.0%)	(19.8%)
D. – Net financial income / nets sales revenue	(2.9%)	(7.1%)
E. – Operating income/net sales revenue	(0.8%)	(6.2%)
F. – Net income/net sales revenue	0.05%	1.2%
G. – Asset turnover		
Net sales revenue/Average total assets	0.24	0.22
H. – Return on assets		
Net income/total average assets	0.01%	0.25%
I. - Return on equity		
Net income/Average shareholders' equity	0.04%	0.59%

During the quarter, consolidated net operating income reached R$ 134,073 (R$ 104,421 in the March 31, 2002 quarter) an increase of R$ 29,652 referring to an increase in the sale of milk products and fats.

Consolidated operating expenses for the quarter were R$ 36,831 (R$ 32,894 in the March 31, 2002 quarter) an increase of R$ 3,937 as a result of sales, marketing and logistic expenses.

EBITDA	**Consolidated**	
	March 31, 2003	**March 31, 2002**
Operating income	(1,093)	(6,514)
Financial expenses	5,032	7,087
Financial revenue	(1,208)	352
EBIT	**2,731**	**925**
Depreciation/amortization	4,890	4,121
EBITDA	**7,621**	**5,046**

Considering the expectations for the Company and its subsidiaries, Leco and Dan Vigor, the consolidated results should improve over the next quarters, resulting in improvements in Vigor consolidated income.

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

9.01 – INTEREST IN SUBSIDIARIES AND/OR AFFILIATES

1 – ITEM	2. – NAME	3. – CNPJ	4. - CLASSIFICATION	5. – % IN INVESTED CAPITAL	6. – % NET EQUITY IN INVESTMENT
7 – TYPE OF COMPANY		8. – NUMBER OF SHARES HELD IN CURRENT QUARTER		9. – NUMBER OF SHARES HELD IN PAST QUARTER	
01	CIA LECO DE PRODUTOS ALIMENTÍCIOS	60.434.487/0001-42	Open subsidiary	80.00	50.93
Corporation: commercial, manufacturing, other		116,000		116,000	
	DAN VIGOR INDÚSTRIA E COMÉRCIO LTDA.	55.566.871/0001-69	Closed subsidiary	50.00	2.22
Corporation: commercial, manufacturing, other		4,005		4,005	

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

15.01 INVESTMENT PROJECTS

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

16.01 OTHER INFORMATION THAT THE COMPANY CONSIDERS MATERIAL

1) CORPORATE GOVERNANCE LEVEL I.

On October 4, 2001, Vigor became part of the BOVESPA Corporate Governance Level I. As a consequence Vigor became part of the IGC – Corporate Governance Index. This voluntary initiative characterizes the Company as offering more transparency to domestic and international investors certifying its commitment to the market.

2) SHARE HOLDINGS

	Share Position on March 31, 2003 (Units)			
	Common	Preferred	Total	%
Controlling shareholders	95,948,042	27,624,474	123,572,516	74.69
In circulation	2,000	41,872,573	41,874.573	25.31
Total	95,950,042	69,497,047	165,447,089	100.00

3) SHAREHOLDINGS OF SHAREHOLDERS WITH MORE THAT 5% OF VOTING CAPITAL ON MARCH 31, 2003

S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR

NAME / CORPORATE NAME	COMMON SHARES	%	PREFERRED SHARES	%
CM INDÚSTRIA E COMÉRCIO LTDA	94,208,624	98.19	27,624,474	39.75
OTHERS	1,741,418	1.81	41,872,573	60,25
TOTAL	95,950,042	100.00	69,497,047	100.00

CM INDÚSTRIA E COMÉRCIO LTDA

NAME / CORPORATE NAME	QUOTAS	%
CARLOS ALBERTO MANSUR	64,590,000	100.00
OTHERS	180	0.00
TOTAL	64,590,180	100.00

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

16.01 OTHER INFORMATION THAT THE COMPANY CONSIDERS MATERIAL

4) COMPANY SHARES HELD BY MANAGEMENT AND CONTROLLING SHAREHOLDERS

	Share Position on March 31, 2003 (Units)			
	Common	Preferred	Total	%
Controlling shareholders	95,948,042	27,624,474	123,572,516	99.997
Members of Administrative Council	-	2,000	2,000	0.002
Members of Fiscal Council	-	-	-	-
Directors (management)	-	1,800	1,800	0.001
Total	95,948,042	27,628,274	123,576,316	100.000

	Share Position on March 31, 2002 (Units)			
	Common	Preferred	Total	%
Controlling shareholders	95,948,042	27,624,474	123,572,516	99.997
Members of Administrative Council	-	2,000	2,000	0.002
Members of Fiscal Council	-	-	-	-
Directors (management)	-	1,800	1,800	0.001
Total	95,948,042	27,628,274	123,576,316	100.000

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

A free translation from Portuguese into English of the Special Review of the Independent Auditors on the Quarterly Information Report of S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR prepared in Brazilian Reais and in conformity with the auditing principles generally accepted in Brazil.

To the:
Management and Shareholders
S/A Fábrica de Produtos Alimentícios Vigor
São Paulo – SP

1. We carried out a special review of the Quarterly Information Report (ITR) of S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR for the quarter ended March 31, 2003 including the balance sheet, statement of results of operations and report of performance and consolidated, conforming to Brazilian corporate legislation and prepared under the responsibility of Management.

2. Our review was carried out in accord with the specific standards established by the Brazilian Accountants Institute (Instituto Brasileiro de Contadores – IBRACON), in conjunction with the Federal Accounting Council (Conselho Federal de Contabilidade), and consists, mainly, in a) questioning and discussion with the managers responsible for the accounting, financial and operating areas of the Company, as to the main criteria used for the preparation of the Quarterly Information and b) review of the information and subsequent events that have or could have a significant effect on the Company's financial situation and operations.

3. Based on our special review, we are not aware of any relevant modifications that should be made to the Quarterly Information Report referred to above, so that they conform to the accounting practices emanating from the standards issued by the Brazilian Securities Commission (CVM), specifically applicable for the preparation of the quarterly information.

4. The statement of cash flow for the quarter ended March 31, 2003 represents complementary information to the Quarterly Information Report and is for the purpose of making possible further analysis. This complementary information was submitted to the same review procedures as applied to the Quarterly Information Report.

5. As mentioned in Note 10, the Company has long-term tax credits on its books related to deferred income tax and social contributions currently under legal discussion, and temporarily not deductible for tax purposes, for tax loses and the negative calculation base for social contributions. The realization of these credits depends on the generation of the taxable income.

São Paulo May 14, 2003

BOUCINHAS & CAMPOS + SOTECONTI	João Paulo Antonio Pompeu Conti
Auditores Independentes S/C	Accountant
CRC-2SP 005528/O-2	CRC-1SP 057611/O-0

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

18.01 – STATEMENT OF RESULTS OF THE SUBSIDIARY/AFFILIATED (Reais thousand)

1. – CODE	2. – DESCRIPTION	3. – JAN. 1 TO MARCH 31/03	4. - JAN. 1 TO MARCH 31/03	5. – JAN. 1 TO MARCH 31/02	6. - JAN. 1 TO MARCH 31/02
3.01	Gross revenue from sales of goods and/or services	7,686	7,686	7,382	7,382
3.02	Deductions from gross sales	(2,939)	(2,939)	(1,950)	(1,950)
3.03	Net revenue from sale of goods and services	4,747	4,747	5,432	5,432
3.04	Cost of goods and/or services sold	(4,480)	(4,480)	(4,358)	(4,358)
3.05	Gross income	267	267	1,074	1,074
3.06	Operating expenses/income	(2,023)	(2,023)	(2,223)	(2,223)
3.06.01	Sales expenses	(1,648)	(1,648)	(1,744)	(1,744)
3.06.01.01	Freight and trucking	(234)	(234)	(189)	(189)
3.06.01.02	Personal expenses	(338)	(338)	(459)	(459)
3.06.01.03	Advertising and marketing	(76)	(76)	(698)	(698)
3.06.01.05	Third party services	(90)	(90)	(110)	(110)
3.06.01.06	Others	(910)	(910)	(288)	(288)
3.06.02	General and administration	(332)	(332)	(441)	(441)
3.06.02.01	Administrative salaries	(185)	(185)	(204)	(204)
3.06.02.03	Professional services	(24)	(24)	(144)	(144)
3.06.02.04	Income and other taxes	0	0	(1)	(1)
3.06.02.07	Travel expenses	(4)	(4)	(7)	(7)
3.06.02.20	Other expenses	(119)	(119)	(85)	(85)
3.06.03	Financial	(75)	(75)	(39)	(39)
3.06.03.01	Financial income	83	83	55	55
3.06.03.02	Financial expenses	(158)	(158)	(94)	(94)
3.06.04	Other operating income	32	32	1	1

61

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

18.01 – STATEMENT OF RESULTS OF THE SUBSIDIARY/AFFILIATED (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – JAN. 1 TO MARCH 31/03	4. - JAN. 1 TO MARCH 31/03	5. – JAN. 1 TO MARCH 31/02	6. - JAN. 1 TO MARCH 31/02
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity income	0	0	0	0
3.07	Operating income	(1,756)	(1,756)	(1,149)	(1,149)
3.08	Non-operating income	17	17	(48)	(48)
3.08.01	Income	32	32	1	1
3.08.02	Expenses	(15)	(15)	(49)	(49)
3.09	Income before income taxes and social contribution	(1,739)	(1,739)	(1,197)	(1,197)
3.10	Provision for income tax and social contribution	0	0	0	0
3.10.01	Provision for income	0	0	0	0
3.10.02	Provision for social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory participation and contribution	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on capital stock	0	0	0	0
3.15	Income/loss for period	(1,739)	(1,739)	(1,197)	(1,197)
	NUMBER OF SHARES LESS HELD IN TREASURY (000)	8,011	8,011	8,011	8,011
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.21708)	(0.21708)	(0.14942)	(0.14942)

62

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

18.02 – COMMENT ON PERFORMANCE OF SUBSIDIARY/AFFILIATE

Subsidiary/Affiliate: DAN VIGOR INDÚSTRIA E COMÉRCIO LTDA.

Quarterly net operating revenue was R$ 7,686 (R$ 7,382 in the March 31, 2002 quarter), an increase of R$ 304.

The number of persons employed directly was 129 (172 on March 31, 2002).

Starting in November, the logistics operations were carried out by together with the Parent Vigor.

The results of the first quarter reflect the change adjustments made to the policies adopted by the Company. The expectation is that the Company will show improved performance in the next periods.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date March 31, 2000 prepared in accord with Brazilian Corporate Legislation

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

TABLE OF CONTENTS